Exhibit 99.2

4-NIRE
35300149947

01.02 - HEAD OFFICE ADDRESS

1- Full Address (Street, Number and Complement) AV. ESCOLA POLITÉCNICA,760, 2nd floor			2- District JAGUARÉ
3- Zip Code 05350-901	4- City SÃO PAULO			5- State S.P.
6- DDD (Long distance) 55 11	7- Telephone 3718-5301	8- Telephone 3718-5306	9 - Telephone 3718-5465	10- Telex
11- DDD (Long distance) 55 11	12- Fax 3718-5297	13- Fax 3714-4436	14- Fax -
15- E-MAIL acoes@perdigao.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)

1- Name WANG WEI CHANG
2- Full Address (Place, Number and Complement) AV. ESCOLA POLITÉCNICA,760 - 2nd floor			3- District JAGUARÉ
3- Zip Code 05350-901	4- City SÃO PAULO			5- State S.P.
6- DDD (Long distance) 55 11	7- Telephone 3718-5301	8- Telephone 3718-5306	9 - Telephone 3718-5465	10- Telex
11- DDD (Long distance) 55 11	12- Fax 3718-5297	13- Fax 3714-4436	14- Fax -
15- E-MAIL acoes@perdigao.com.br

01.04 - REFERENCE / AUDITOR

Fiscal year	1- Beggining date of fiscal year	2- Ending date of fiscal year
1- Last	01/01/2006	12/31/2006
2- Penultimate	01/01/2005	12/31/2005
3- Antepenultimate	01/01/2004	12/31/2004
4- Auditing Company Ernst & Young Auditores Independentes S/S		5- CVM Code 00471-5
6- Technical in Charge Antonio Humberto Barros dos Santos		7- Technical in Charge Taxpayers’ Register 104.575.398-01

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION – CVM DFP – STANDARD FINANCIAL STATEMENTS COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	December 31, 2006	Corporate Law

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (units)	1 12/31/2006	2 12/31/2005	3 12/31/2004
Paid-up Capital
1-COMMON	165,957,152	133,957,152	133,957,152
2-PREFERRED	0	0	0
3-TOTAL	165,957,152	133,957,152	133,957,152
In Treasury
4-COMMON	430,485	430,485	430,485
5-PREFERRED	0	0	0
6-TOTAL	430,485	430,485	430,485

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY
Industrial, Commercial and Others
2 – SITUATION
Operational
3 - NATURE OF SHARE CONTROL
National Private
4 - CODE OF ACTIVITY
3220 – Company Adm. Part. - Food
5 - MAIN ACTIVITY
Holding – Food
6 - CONSOLIDATED TYPE
Total

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1- Item	2- General Taxpayers’ Register	3- Name

01.08 - DIVIDENDS PAID

1- ITEM	2- EVENT	3-APPROVAL DATE	4- DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- AMOUNT PER SHARE
01	Board Meeting	12/21/2006	Interest over company capital	02/27/2007	Common	0.1903016630
02	Board Meeting	02/14/2007	Dividend	02/27/2007	Common	0.0222073000

01.09 – INVESTOR RELATIONS DIRECTOR

1 – Date	2 – Signature
02/26/2007

02.01- BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 - Code	2 - Description	3- 12/31/2006	4- 12/31/2005	5- 12/31/2004
1	Total Assets	2,144,387	1,293,982	1,013,271
1.01	Current Assets	532,877	94,295	51,446
1.01.01	Cash, Banks and Investments	491,394	28	61
1.01.01.01	Cash and Cash Equivalents	67	28	61
1.01.01.02	Short-term investments	491,327	0	0
1.01.02	Credits	0	0	0
1.01.02.01	Trade accounts receivable	0	0	0
1.01.02.02	Other credits	0	0	0
1.01.03	Inventories	0	0	0
1.01.04	Others	41,483	94,267	51,385
1.01.04.01	Dividends and Interest on Shareholders’ Equity	13,399	70,788	39,143
1.01.04.02	Recoverable Taxes	18,520	22,053	11,993
1.01.04.03	Deferred Taxes	9,320	1,128	9
1.01.04.04	Others	0	8	0
1.01.04.05	Prepaid Expenses	244	290	240
1.02	Noncurrent Assets	1,611,510	1,199,687	961,825
1.02.01	Noncurrent assets	14,243	138	242
1.02.01.01	Credits	0	0	0
1.02.01.02	Credits with Associates	1,542	0	0
1.02.01.02.01	With Affiliates	0	0	0
1.02.01.02.02	With Subsidiaries	1,542	0	0
1.02.01.02.03	With Other Associates	0	0	0
1.02.01.03	Others	12,701	138	242
1.02.01.03.01	Recoverable taxes	8,782	0	0
1.02.01.03.02	Deferred Taxes	25	138	238
1.02.01.03.03	Legal Deposits	3,894	0	0
1.02.01.03.04	Other Receivables	0	0	4
1.02.02	Permanent Assets	1,597,267	1,199,549	961,583
1.02.02.01	Investments	1,597,267	1,199,549	961,583
1.02.02.01.01	Equity in Affiliates	0	0	0
1.02.02.01.02	Equity in Affiliates – Goodwill	0	0	0
1.02.02.01.03	Equity in Subsidiaries	1,597,259	1,199,541	961,579
1.02.02.01.04	Equity in Subsidiaries – Goodwill	0	0	0
1.02.02.01.05	Other Investments	8	8	4
1.02.02.02	Fixed Assets	0	0	0
1.02.02.03	Intangible	0	0	0
1.02.02.04	Deferred	0	0	0

02.02- BALANCE SHEET - LIABILITIES (in thousands of Brazilian Reais)

1 - Code	2 - Description	3- 12/31/2006	4- 12/31/2005	5- 12/31/2004
2	Total Liabilities	2,144,387	1,293,982	1,013,271
2.01	Current Liabilities	39,774	68,258	40,456
2.01.01	Short term Debt	0	0	0
2.01.02	Debentures	0	0	0
2.01.03	Trade Accounts Payable	3,478	15	5
2.01.04	Taxes, Charges and Contribution	2,288	1,243	703
2.01.04.01	Social Contributions	60	144	60
2.01.04.02	Tax Obligations	2,228	1,099	643
2.01.05	Dividends Payable	3,715	13,560	12,683
2.01.06	Provisions	520	552	417
2.01.06.01	Provisions for vacations & 13th salary	520	552	417
2.01.07	Debts with Associates	0	7,426	1,728
2.01.08	Others	29,773	45,462	24,920
2.01.08.01	Interest on Company Capital	29,755	45,447	24,920
2.01.08.02	Other Obligations	18	15	0
2.02	Long-term Liabilities	101	509	509
2.02.01	Long-term Liabilities	101	509	509
2.02.01.01	Long term Debt	0	0	0
2.02.01.02	Debentures	0	0	0
2.02.01.03	Provisions	101	509	509
2.02.01.03.01	Provision for contingencies	101	509	509
2.02.01.04	Debts with Associates	0	0	0
2.02.01.05	Advance for future capital increase	0	0	0
2.02.01.06	Others	0	0	0
2.02.02	Deferred income	0	0	0
2.04	Shareholders’ Equity	2,104,512	1,225,215	972,306
2.04.01	Paid-in Capital	1,600,000	800,000	490,000
2.04.02	Capital Reserves	0	0	0
2.04.03	Revaluation Reserves	0	0	0
2.04.03.01	Owned Assets	0	0	0
2.04.03.02	Subsidiaries/ Affiliates	0	0	0
2.04.04	Profit Reserves	504,512	425,215	482,306
2.04.04.01	Legal	46,060	40,336	39,276
2.04.04.02	Statutory	0	0	0
2.04.04.03	For Contigencies	0	0	0
2.04.04.04	Profits Realizable	0	0	0
2.04.04.05	Retained Earnings	0	0	0
2.04.04.06	Special for Non-distributed Dividends	0	0	0
2.04.04.07	Other profit Reserves	458,452	384,879	443,030
2.04.04.07.01	Expansion Reserves	364,133	313,454	357,928
2.04.04.07.02	Increase Capital Reserves	95,134	72,240	85,917
2.04.04.07.03	Treasury Shares	(815)	(815)	(815)
2.04.05	Accumulated Earnings/ Losses	0	0	0
2.04.06	Advance for future capital increase	0	0	0

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1-Code	2-Description	3- 01/01/2006 to 12/31/2006	4- 01/01/2005 to 12/31/2005	5- 01/01/2004 to 12/31/2004
3.01	Gross Sales	0	0	0
3.02	Sales Deductions	0	0	0
3.03	Net Sales	0	0	0
3.04	Cost of Sales	0	0	0
3.05	Gross Profit	0	0	0
3.06	Operating Income/Expenses	106,394	360,181	286,443
3.06.01	Selling Expenses	0	0	0
3.06.02	General And Administrative	(4,876)	(4,815)	(4,056)
3.06.02.01	Administrative	(1,778)	(1,332)	(1,222)
3.06.02.02	Management Compensation	(3,098)	(3,483)	(2,834)
3.06.03	Financial	(19,151)	4,028	5,698
3.06.03.01	Financial Income	17,628	4,481	6,032
3.06.03.02	Financial Expenses	(36,779)	(453)	(334)
3.06.04	Other Operating Income	0	6	47
3.06.05	Other Operating Expenses	0	0	0
3.06.06	Equity Pick-up	130,421	360,962	284,754
3.07	Operating Income	106,394	360,181	286,443
3.08	Non-operating Income	0	(1)	(26)
3.08.01	Income	0	14	77
3.08.02	Expenses	0	(15)	(103)
3.09	Income Before Tax And Profit Sharing	106,394	360,180	286,417
3.10	Provision for Income Tax And Social Contribution	0	0	(13)
3.11	Deferred Income Tax	8,079	1,018	6
3.12	Statutory Participations / Contributions	0	0	0
3.12.01	Profit Sharing	0	0	0
3.12.02	Contribution	0	0	0
3.13	Reversion Of Interest Over Company Capital	0	0	0
3.15	Net Income In Fiscal Year	114,473	361,198	286,410
	Number of Shares (Ex-treasury)	165,526,667	133,526,667	133,526,667
	Earnings Per Share	0.69157	2.70506	2.14496
	Loss Per Share

04.01 - STATEMENTS OF CHANGES IN FINANCIAL POSITION (in thousands of Brazilian Reais)

1-Code	2-Description	3- 01/01/2006 to 12/31/2006	4- 01/01/2005 to 12/31/2005	5- 01/01/2004 to 12/31/2004
4.01	Sources of funds	806,136	123,340	99,857
4.01.01	From Operations	(28,736)	336	1,427
4.01.01.01	Profit/Loss In Fiscal Year	114,473	361,198	286,410
4.01.01.02	Values that don’t represent changes in the Working Capital	(143,209)	(360,862)	(284,983)
4.01.01.02.01	Deferred Taxes (IRPJ/CSLL)	(8,669)	100	3
4.01.01.02.02	Provision (reversal) for contingences	(408)	0	0
4.01.01.02.03	Net Financial charges on long-term items	(3,711)	0	(232)
4.01.01.02.04	Equity pick-up	(130,421)	(360,962)	(284,754)
4.01.02	From Shareholders	800,000	0	0
4.01.02.01	Capital increase	800,000	0	0
4.01.03	From Third parties	34,872	123,004	98,430
4.01.03.01	Dividends and interest on company capital	32,703	123,000	92,763
4.01.03.02	Others	2,169	4	5,667
4.02	Application of funds	339,070	108,293	88,686
4.02.01	Dividends and interest on company capital	35,176	108,289	88,686
4.02.02	Investment	300,000	4	0
4.02.03	Others	3,894	0	0
4.03	Increase (Decrease) in Working Capital	467,066	15,047	11,171
4.04	Changes in Current Assets	438,582	42,849	15,610
4.04.01	Current Assets – beggining of year	94,295	51,446	35,836
4.04.02	Current Assets – end of year	532,877	94,295	51,446
4.05	Changes in Current Liabilities	(28,484)	27,802	4,439
4.05.01	Current Liabilities – beggining of year	68,258	40,456	36,017
4.05.02	Current Liabilities – end of year	39,774	68,258	40,456

05.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM 01/01/2006 TO 12/31/2006 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Total
5.01	Initial Balance	800,000	0	0	425,215	0	1,225,215
5.02	Adjustments in past fiscal years	0	0	0	0	0	0
5.03	Increase (Decrease) in Capital Stock	800,000	0	0	0	0	800,000
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury shares	0	0	0	0	0	0
5.06	Profit/Loss In Fiscal Year	0	0	0	0	114,473	114,473
5.07	Allocation of income	0	0	0	79,297	(114,473)	(35,176)
5.07.01	Legal Reserve	0	0	0	5,724	(5,724)	0
5.07.02	Reserve for expansion	0	0	0	50,679	(50,679)	0
5.07.03	Reserve to increase capital	0	0	0	22,894	(22,894)	0
5.07.04	Dividends and Interest over company capital	0	0	0	0	(35,176)	(35,176)
5.08	Other	0	0	0	0	0	0
5.09	Final Balance	1,600,000	0	0	504,512	0	2,104,512

05.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM 01/01/2005 TO 12/31/2005 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Total
5.01	Initial Balance	490,000	0	0	482,306	0	972,306
5.02	Adjustments in past fiscal years	0	0	0	0	0	0
5.03	Increase (Decrease) in Capital Stock	310,000	0	0	(310,000)	0	0
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury shares	0	0	0	0	0	0
5.06	Profit/Loss In Fiscal Year	0	0	0	0	361,198	361,198
5.07	Allocation of income	0	0	0	252,909	(361,198)	(108,289)
5.07.01	Legal Reserve	0	0	0	18,060	(18,060)	0
5.07.02	Reserve for expansion	0	0	0	162,609	(162,609)	0
5.07.03	Reserve to increase capital	0	0	0	72,240	(72,240)	0
5.07.04	Dividends and Interest over company capital	0	0	0	0	(108,289)	(108,289)
5.08	Other	0	0	0	0	0	0
5.09	Final Balance	800,000	0	0	425,215	0	1,225,215

05.03 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM 01/01/2004 TO 12/31/2004 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Total
5.01	Initial Balance	490,000	0	0	284,582	0	774,582
5.02	Adjustments in past fiscal years	0	0	0	0	0	0
5.03	Increase (Decrease) in Capital Stock	0	0	0	0	0	0
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury shares	0	0	0	0	0	0
5.06	Profit/Loss In Fiscal Year	0	0	0	0	286,410	286,410
5.07	Allocation of income	0	0	0	197,724	(286,410)	(88,686)
5.07.01	Legal Reserve	0	0	0	14,320	(14,320)	0
5.07.02	Reserve for expansion	0	0	0	126,122	(126,122)	0
5.07.03	Reserve to increase capital	0	0	0	57,282	(57,282)	0
5.07.04	Dividends and Interest over company capital	0	0	0	0	(88,686)	(88,686)
5.08	Other	0	0	0	0	0	0
5.09	Final Balance	490,000	0	0	482,306	0	972,306

06.01- BALANCE SHEET – ASSETS – CONSOLIDATED (in thousands of Brazilian Reais)

1 - Code	2 - Description	3- 12/31/2006	4- 12/31/2005	5- 12/31/2004
1	Total Assets	4,829,416	3,625,071	2,793,763
1.01	Current Assets	2,845,033	2,188,607	1,544,158
1.01.01	Cash, Banks and Investments	1,120,495	817,682	263,663
1.01.01.01	Cash and Cash Equivalents	336,565	778,594	212,638
1.01.01.02	Short term Investments	783,930	39,088	51,025
1.01.02	Credits	701,584	555,708	524,430
1.01.02.01	Trade Accounts Receivable	701,584	555,708	524,430
1.01.02.02	Other credits	0	0	0
1.01.03	Inventories	736,654	646,081	580,580
1.01.04	Others	286,300	169,136	175,485
1.01.04.01	Recoverable Taxes	146,907	83,232	90,781
1.01.04.02	Deferred Taxes	44,177	5,911	18,873
1.01.04.03	Notes Receivable	21,253	10,979	10,155
1.01.04.04	Others	45,964	43,028	26,736
1.01.04.05	Prepaid Expenses	27,999	25,986	28,940
1.02	Noncurrent Assets	1,984,383	1,436,464	1,249,605
1.02.01	Noncurrent assets	238,705	220,294	254,169
1.02.01.01	Credits	11,427	10,502	10,439
1.02.01.01.01	Trade Accounts Receivable	11,427	10,502	10,439
1.02.01.02	Credits with Associates	0	0	0
1.02.01.02.01	With Affiliates	0	0	0
1.02.01.02.02	With Subsidiaries	0	0	0
1.02.01.02.03	With Other Associates	0	0	0
1.02.01.03	Others	227,278	209,792	243,730
1.02.01.03.01	Long-term Cash Investments	80,046	91,638	134,010
1.02.01.03.02	Taxes Receivable	38,167	18,198	27,663
1.02.01.03.03	Deferred Taxes	49,476	47,220	31,710
1.02.01.03.04	Notes Receivable	44,287	38,395	39,756
1.02.01.03.05	Legal Deposits	13,005	10,612	9,926
1.02.01.03.06	Others	2,297	3,729	665
1.02.02	Permanent Assets	1,745,678	1,216,170	995,436
1.02.02.01	Investments	19,813	15,616	488
1.02.02.01.01	Equity in Affiliates	0	0	0
1.02.02.01.02	Equity in Affiliates – Goodwill	18,793	15,172	0
1.02.02.01.03	Equity in Subsidiaries	0	0	0
1.02.02.01.04	Equity in Subsidiaries – Goodwill	0	0	0
1.02.02.01.05	Other Investments	1,020	444	488
1.02.02.02	Fixed Assets	1,570,342	1,106,726	918,479
1.02.02.03	Intangible	0	0	0
1.02.02.04	Deferred Charges	155,523	93,828	76,469

06.02- BALANCE SHEET – LIABILITIES – CONSOLIDATED (in thousands of Brazilian Reais)

1 - Code	2 - Description	3- 12/31/2006	4- 12/31/2005	5- 12/31/2004
2	Total Liabilities	4,829,416	3,625,071	2,793,763
2.01	Current Liabilities	1,251,553	1,129,910	1,235,888
2.01.01	Short term Debt	546,979	548,664	706,824
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	486,562	332,573	327,128
2.01.04	Taxes and Contribution	47,298	47,278	43,765
2.01.04.01	Tax Obligations	25,016	27,345	28,787
2.01.04.02	REFIS – Brazilian Tax Recovery Program	0	0	86
2.01.04.03	Social Contributions	22,282	19,933	14,892
2.01.05	Dividends Payable	4,212	13,560	12,683
2.01.06	Provisions	71,108	63,969	54,669
2.01.06.01	Provisions for vacations & 13th salaries	71,108	63,969	54,669
2.01.07	Debts with Associates	0	0	0
2.01.08	Others	95,394	123,866	90,819
2.01.08.01	Payroll	22,035	18,913	14,774
2.01.08.02	Interest Over Company Capital	31,779	45,447	24,920
2.01.08.03	Management/Employees’ Profit Sharing	14,491	37,956	32,154
2.01.08.04	Other Obligations	27,089	21,550	18,971
2.02	Noncurrent Liabilities	1,433,981	1,272,366	587,755
2.02.01	Noncurrent Liabilities	1,433,981	1,272,366	587,755
2.02.01.01	Long term Debt	1,287,073	1,125,374	464,697
2.02.01.02	Debentures	0	0	0
2.02.01.03	Provisions	118,900	126,375	104,622
2.02.01.03.01	Provisions for contingencies	118,900	126,375	104,622
2.02.01.04	Debts with Associates	0	0	0
2.02.01.05	Advance for future capital increase	0	0	0
2.02.01.06	Others	28,008	20,617	18,436
2.02.01.06.01	Taxes and Social Obligations	2,290	1,152	16,554
2.02.01.06.02	Deferred Taxes	24,844	19,465	1,882
2.02.01.06.03	Other liabilities	874	0	0
2.02.02	Deferred income	0	0	0
2.03	Minority Interest	39,010	0	0
2.04	Shareholders’ equity	2,104,872	1,222,795	970,120
2.04.01	Paid-in Capital	1,600,000	800,000	490,000
2.04.02	Capital Reserves	0	0	0
2.04.03	Revaluation Reserve	0	0	0
2.04.03.01	Owned Assets	0	0	0
2.04.03.02	Subsidiaries/ Affiliates	0	0	0
2.04.04	Profit Reserves	504,872	422,795	480,120
2.04.04.01	Legal	46,060	40,336	39,276
2.04.04.02	Statutory	0	0	0
2.04.04.03	For Contigencies	0	0	0
2.04.04.04	Profits Realizable	0	0	0
2.04.04.05	Retained Earnings	0	0	0
2.04.04.06	Special for Non-distributed Dividends	0	0	0
2.04.04.07	Other profit Reserves	458,812	382,459	440,844
2.04.04.07.01	Expansion Reserves	364,133	313,454	357,928
2.04.04.07.02	Increase Capital Reserves	95,134	72,240	85,917
2.04.04.07.03	Treasury Shares	(815)	(815)	(815)
2.04.04.07.04	Unrealized Profit	360	(2,420)	(2,186)
2.04.05	Accumulated Earnings/ Losses	0	0	0
2.04.06	Advance for future capital increase	0	0	0

07.01 - STATEMENT OF INCOME – CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	3- 01/01/2006 to 12/31/2006	4- 01/01/2005 to 12/31/2005	5- 01/01/2004 to 12/31/2004
3.01	Gross Sales	6,105,961	5,873,297	5,567,291
3.01.01	Domestic Market	3,644,548	3,035,826	2,840,057
3.01.02	Exports	2,461,413	2,837,471	2,727,234
3.02	Sales Deductions	(896,203)	(728,121)	(684,037)
3.03	Net Sales	5,209,758	5,145,176	4,883,254
3.04	Cost of Sales	(3,865,660)	(3,685,910)	(3,532,385)
3.05	Gross Profit	1,344,098	1,459,266	1,350,869
3.06	Operating Income/Expenses	(1,263,596)	(1,003,683)	(978,954)
3.06.01	Selling Expenses	(1,070,853)	(845,643)	(790,818)
3.06.02	General and Administrative	(81,833)	(66,403)	(61,768)
3.06.02.01	Administrative	(72,275)	(56,897)	(54,116)
3.06.02.02	Management Fees	(9,558)	(9,506)	(7,652)
3.06.03	Financial	(129,327)	(82,726)	(117,789)
3.06.03.01	Financial Income	59,287	11,320	58,392
3.06.03.02	Financial Expenses	(188,614)	(94,046)	(176,181)
3.06.04	Other Operating Income	26,406	8,527	1,870
3.06.05	Other Operating Expenses	(7,989)	(17,438)	(10,449)
3.06.06	Equity Pick-up	0	0	0
3.07	Operating Income	80,502	455,583	371,915
3.08	Non-operating Income	(6,177)	(4,457)	(3,480)
3.08.01	Income	18,970	15,194	20,202
3.08.02	Expenses	(25,147)	(19,651)	(23,682)
3.09	Income Before Tax And Profit Sharing	74,325	451,126	368,435
3.10	Current Income Tax and Social Contribution	26,416	(59,826)	(24,430)
3.11	Deferred Income Tax and Social Contribution	35,143	(2,702)	(22,904)
3.12	Statutory Participations / Contributions	(11,510)	(27,634)	(25,482)
3.12.01	Profit Sharing	(11,510)	(27,634)	(25,482)
3.12.01.01	Employees’ Profit Sharing	(9,934)	(22,777)	(19,060)
3.12.01.02	Management Profit Sharing	(1,576)	(4,857)	(6,422)
3.12.02	Contribution	0	0	0
3.13	Reversion of Interest Over Company Capital	0	0	0
3.14	Minority Interest	(7,121)	0	0
3.15	Net Income In Fiscal Year	117,253	360,964	295,619
	Number of Shares (Ex-treasury)	165,526,667	133,526,667	133,526,667
	Earnings Per Share	0.70836	2.70331	2.21393
	Loss Per Share

08.01 - STATEMENTS OF CHANGES IN FINANCIAL POSITION – CONSOLIDATED (in thousands of Brazilian Reais)

1-Code	2-Description	3- 01/01/2006 to 12/31/2006	4- 01/01/2005 to 12/31/2005	5- 01/01/2004 to 12/31/2004
4.01	Sources	1,403,240	1,623,040	951,250
4.01.01	From Operations	124,444	636,675	576,741
4.01.01.01	Net Income In Fiscal Year	117,253	360,964	295,619
4.01.01.02	Values that don’t represent changes in the Working Capital	7,191	275,711	281,122
4.01.01.02.01	Minority shareholders’ participation	7,121	0	0
4.01.01.02.02	Depreciation, amortization and depletion	146,148	117,343	105,271
4.01.01.02.03	Provision for contingencies	(21,191)	(13,904)	398
4.01.01.02.04	Net Financial charges on long-term items	(91,368)	36,644	22,279
4.01.01.02.05	Transfer of Non-current to Current assets	3,724	132,414	142,935
4.01.01.02.06	Deferred Taxes (IRPJ/CSLL) to recover	(15,359)	11,749	11,552
4.01.01.02.07	Others	(21,884)	(8,535)	(1,313)
4.01.02	From Shareholders	800,000	0	0
4.01.02.01	Capital increase	800,000	0	0
4.01.03	From Third parties	478,796	986,365	374,509
4.01.03.01	Long-term loans	416,409	975,626	345,565
4.01.03.02	Disposal of Permanent Assets	14,573	9,672	16,700
4.01.03.03	Others	47,814	1,067	12,244
4.02	Applications	868,457	872,613	1,055,438
4.02.01	Dividends and interest on company capital	38,055	108,289	88,686
4.02.02	Investments	31,297	23,106	0
4.02.03	Fixed assets	523,893	266,293	110,547
4.02.04	Deferred	81,528	35,215	19,359
4.02.05	Transfer from Long-term to current liabilities	179,920	314,270	525,840
4.02.06	Long-term cash investments	0	106,945	295,402
4.02.07	Others	13,764	18,495	15,604
4.03	Increase (Decrease) in Working Capital	534,783	750,427	(104,188)
4.04	Changes in Current Assets	656,426	644,449	(452,444)
4.04.01	Current Assets – beggining of year	2,188,607	1,544,158	1,996,602
4.04.02	Current Assets – end of year	2,845,033	2,188,607	1,544,158
4.05	Changes in Current Liabilities	121,643	(105,978)	(348,256)
4.05.01	Current Liabilities – beggining of year	1,129,910	1,235,888	1,584,144
4.05.02	Current Liabilities – end of year	1,251,553	1,129,910	1,235,888

09.01 – REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Management and Shareholders of
Perdigão S.A.

1.               We have examined the accompanying balance sheets of Perdigão S.A. and the consolidated balance sheets of Perdigão S.A. and its subsidiaries as of December 31, 2006 and 2005, and the related statements of income, changes in shareholder’s equity and changes in financial position for the years then ended, which are the responsibility of its Management. Our responsibility is to express an opinion on these financial statements. The financial statements of Batávia S.A. Indústria de Alimentos related to the year ended on December 31, 2006 on subsidiary acquired on May 26, 2006, were examined by other independent auditors and our opinion, related to investments in the amount of R$40,602, with gain calculated using the equity method of R$5,939 for the year then ended, and which total assets included in the consolidated financial statements totalized R$270,483 in December 31, 2006, with net income, included in the consolidated financial statements, of R$322,284 for the year then ended. The report of independent public emitted by the other firm, dated on January 31, 2007, does not have qualification. Our opinion, related to this investment, in this date, is based solely on the report of such independent auditors.

2.               Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting polices and estimates adopted by the Company management and its subsidiaries, as well as the presentation of financial statements taken as a whole.

3.               In our opinion, based in our examinations and on the opinion of other independent auditors, the above mentioned financial statements present fairly, in all material respects, the financial position of Perdigão S.A. and the consolidated financial position of Perdigão S.A. and its subsidiaries as of December 31, 2006 and 2005, and the results of its operations, changes in its shareholder’s equity and changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

4.               Our examinations were performed with the objective of expressing an opinion on the above-mentioned financial statements taken as a whole. The statements of cash flows and the statements of value added for the years ended December 31, 2006 and 2005, presented on the notes to the financial statements 23 and 24, represent supplementary information to those statements, which are not required by the accounting practices adopted in Brazil. These supplementary information was subject to the same audit procedures as applied to the financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the above mentioned financial statements taken as a whole.

São Paulo, February 9, 2007

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Antonio Humberto Barros dos Santos
Accountant CRC-1SP161745/O-3

10.01 – MANAGEMENT REPORT

Dear Shareholders,

During 2006, we underscored our commitment to creating shareholder value with the adoption of high standards of corporate governance and through strategies that have added further dynamism to the Company’s plan for sustainable growth by incorporating greater diversification to ensure that our business continues well balanced.

In spite of the achievements and stellar growth of the past few years, Perdigão needs to advance further, and in the light of this, we have launched a new challenge: the building of the Perdigão of the year 2020. We have outlined our new mission and our values. With the mission of “to be a part of people’s lives by offering tasty foods, high quality and at affordable prices anywhere in the world”, we launched the vision based on the following pillars: “We shall grow and expand our operations globally”; “We shall be the best choice wherever we are, making us a world class company” and “For us at Perdigão, today’s work will make tomorrow’s world better”.

On April 12, 2006, our shares were listed on the São Paulo Stock Exchange’s (Bovespa) New Market (Novo Mercado), becoming the first traditional company in the Brazilian capital markets and the first in the food and beverage sector to adopt these regulations, offering equal rights to our shareholders with diffuse control, a premium on public offerings and protective mechanisms.

The second quarter saw the Company’s start in the dairy-processed products activity with the acquisition of a 51% stake in Batávia S.A., an investment worth R$ 110 million. With this initiative, we strengthened our standing among world food companies, incorporating a new mix into the portfolio of quality foods sold by the Company, not to mention the associated additional synergies captured along the chilled and frozen products chain.

In line with defined growth strategies, in November we concluded a primary offering of the Company’s shares, raising a total of R$ 800 million, resources which are being used for investments in organic growth, strategic acquisitions and for reinforcing our working capital.

Gross sales for the year reached R$ 6.1 billion, driven by growth of more than 20% in the domestic market, but adversely affected by the negative impacts on exports of avian influenza outbreaks in Europe.

In the fourth quarter 2006, gross sales grew 22.4%, 34.3% from growth registered in the domestic market and 7.2% in the export market. This reflected the seasonal spike in demand for traditional year-end products, the incorporation of the dairy-processed product activity, the recovery in consumption and a greater demand from the major importing markets.

Our investment plans for the year continue on track as are our projects for adding value, reducing costs and seeking to generate results. These plans are proceeding apace in spite of the impact of the avian influenza outbreaks in the principal importing countries, associated with a well supplied world market, increased inventory in some importing countries as well as the appreciation in the Real against the US dollar, all factors which influenced the first half 2006 results.

Undoubtedly, we have concluded a stage of important structural transformation and market realizations focused on a new growth cycle and designed to ensure the Company’s economic-financial, social and environmental sustainability. These measures have been instrumental in achieving greater profitability and liquidity for our shareholders allowing us to report an appreciation in our shares above the year’s average for the sector.

(The variations mentioned in this report are comparisons between 2006 and 2005 and the fourth quarter 2006 and the fourth quarter 2005).

OPERATING AND FINANCIAL INDICATORS – 2006 and 4th Quarter 2006

•                  Gross sales were R$ 6.1 billion, a growth of 4.0% for the year and reaching R$ 1.9 billion in the 4th quarter 2006, an increase of 22.4%;

•                  In the domestic market, accumulated sales reported an increase of 20.1%, the highlight being meat products, which grew 12.4% in volume and the addition of dairy-processed product activities from June onwards. During the quarter, sales in the domestic market rose 34.3%, with meat volumes rising by 9.1%.

•                  Export volumes were largely unchanged from 2005, with a growth of 0.7% and total gross sales 13.3% lower, under pressure from industry-specific factors during the year. The final quarter posted an increase of 7.2% in revenues and 13.3% in volume.

•                  Higher value-added products reported total growth of 20.3% in volume and 14.6% in sales for the year and 31.7% and 26.4%, respectively, in volume and sales in the fourth quarter.

•                  Gross profit amounted to R$ 1.3 billion, a 7.9% decrease on 2005. The fourth quarter reported gross profit of R$ 492.5 million, a 24.3% increase;

•                  EBITDA reached R$ 331.2 million during the year, 47% less year-on-year and R$ 163.7 million in the fourth quarter, maintaining the same cash generation for the equivalent period 2005 in absolute terms and indicative of the gradual recovery following the crisis which hit the industry as a whole;

•                  Net income was R$ 117.3 million, 67.5% less year-on-year, but recording an increase of 2.4% in the final quarter, totaling R$ 111.7 million of net income;

•                  Perdigão’s shares posted an average daily financial volume during the year of US$ 8.4 million, a 102.7% increase, recording a fourth quarter daily trading turnover of US$ 11 million, 61.4% higher.

Highlights - R$ million	4Q06	% Net Sales	4Q05	% Net Sales	% Ch.
Gross Sales	1,908.0	118.3	1,558.6	116.0	22.4
Domestic Market	1,173.4	72.8	873.6	65.0	34.3
Exports	734.6	45.6	685.0	51.0	7.2
Net Sales	1,612.8	100.0	1,343.3	100.0	20.1
Gross Profit	492.5	30.5	396.3	29.5	24.3
EBIT	138.2	8.6	146.4	10.9	(5.6)
Net Income	111.7	6.9	109.1	8.1	2.4
EBITDA	163.7	10.2	163.8	12.2	—
EPS*	0.67		0.82		(17.4)

Highlights - R$million	2006	% Net Sales	2005	% Net Sales	% Ch.
Gross Sales	6,106.0	117.2	5,873.3	114.2	4.0
Domestic Market	3,644.5	70.0	3,035.8	59.0	20.1
Exports	2,461.4	47.2	2,837.5	55.1	(13.3)
Net Sales	5,209.8	100.0	5,145.2	100.0	1.3
Gross Profit	1,344.1	25.8	1,459.3	28.4	(7.9)
EBIT	191.4	3.7	547.2	10.6	(65.0)
Net Income	117.3	2.3	361.0	7.0	(67.5)
EBITDA	331.2	6.4	623.6	12.1	(46.9)
EPS*	0.71		2.70		(73.8)

* Consolidated earnings per share (in R$), excluding treasury shares. The number of shares of the fourth quarter of 2005 and for the full year 2005 used in this calculation was adjusted to reflect the stock split of April 2006.

SECTORIAL PERFORMANCE

The continued reduction in interest rates, low inflation and growth in incomes all contributed to good domestic market performance, borne out by good sales at the retail level and industrial production in the second half 2006.

The market for poultry meats in regions affected by the avian influenza outbreaks saw a move towards normalization in consumption substantiated by a good 4th quarter export performance.

There was also progress in exports of pork meats, indicating an overall recovery in demand for animal proteins following concerns raised by the sanitary crisis early on in the year.

Exports

Following the robust 4th quarter 2006’s performance with a monthly average of 259,000 tons, chicken meat exports ended the year recording a total volume of 2.71 million tons, and an accumulated average of 226,000 tons/month. With shipments recovering, the performance for the year, which up to the third quarter had accumulated losses of 9.3%, closed only 4.7% below levels for 2005.

Exports of pork meat posted a strong recovery in the fourth quarter, the first period to report a year-on-year improvement in performance, ending the year with 528,000 tons, only 15.5% down on 2005, compared with the end of September when accumulated losses were 21.7%.

It is important to note in this context that with average prices in 2006 5% up on 2005, revenues from Brazilian pork meat exports ended the year posting a drop of only 11% in the period.

Domestic consumption

Real incomes in 2006 were 4.3% higher year-on-year, substantiating increased food consumption in the domestic market. With increased levels of employment, mass of real wages rose 6.7% over 2005. A stronger Real and restrained inflation served to enhance this scenario of more vigorous demand.

The market for processed products registered excellent growth, in spite of the volume of in-natura poultry products diverted to the domestic market. According to the AC Nielsen survey, growth in the principal product categories was: 14.2% for specialty meats, 7.8%, frozen meats, 19.6%, frozen pastas, 10.6%, frozen pizzas and a 12.2% increase in the consumption of chilled dairy-processed products.

Raw Materials

International Scenario

As indicated in the last report, corn prices reported a rising tendency. In line with forecasts, there was a sharp spike in fourth quarter prices following USDA’s reduction in estimates for the US crop and due to the intense demand for ethanol production in the USA.

While forecasts for world inventory indicated an increase for the next crop season, international soybean prices have also risen on the back of burgeoning corn and wheat quotations, indicating a possible substitution of the area under the oleaginous crop for these grains.

Forecasts for the US 2006/07 soybean crop have been revised down by 500,000 tons to 86.8 million tons, 4.1% more than the preceding crop, although offset by the reduction in exports, and thus maintaining US inventory at high levels.

Domestic Scenario

While the domestic scenario indicates a comfortable domestic supply both for corn as well as soybeans, prices have risen impacted by the international market and export parity.

For the first time in the year, 4th quarter corn prices were above those practiced in the same period in 2005. Nevertheless, in spite of this increase, average prices for the year were 12% down.

In Brazil, the 4th survey of grain planting intentions published in January maintained the 2005/06-corn crop at 41.7 million tons (19% higher than the preceding crop) while increasing the forecasted output for the next crop at 44.7 million tons, confirming a favorable domestic supply situation. Conab (National Supply Council) is estimating year-end 2007 inventory at 5.2 million tons.

Forecasts for the current soybean crop were held at 53.4 million tons, 3.7% more than last year. Conab’s estimates are that next year’s Brazilian soybean crop will be 54.9 million tons, increasing the final inventory for 2007 to 1.8 million tons, higher than estimated for this year.

We are also predicting an increase in the prices of milk – the principal raw material for dairy-processed products, possibly offset by enhancing the mix of processed products.

INVESTMENTS AND PROJECTS

Investments of R$ 510.5 million made in 2006, excluding expenditure on acquisitions, were fundamental not only for generating the capacity needed for continued growth but also enhancing our competitive edge in terms of the operational-logistics structure and for capturing new customers and markets.

In the second half 2006, we announced our debut in dairy-processed product activities with the acquisition of a 51% stake in the capital of Batávia S.A. at a total investment of R$ 110 million. This initiative reflects the implementation of Company strategies for diversifying and adding value to the businesses, the purpose being to reduce the concentration of production, sales and distribution as well as the dilution of risks.

We highlight below the main investments in organic growth during the year: R$ 130.7 million allocated to the new agroindustrial complex under construction in Mineiros-GO, specifically dedicated to turkey production, with startup in operations scheduled for the first quarter 2007; R$ 184 million for new projects, particularly the following industrial units: Rio Verde-GO, Nova Mutum-MT and Capinzal-SC; in addition, a further R$ 195 million was used for improvements and productivity at other industrial units and distribution centers for increasing efficiency gains.

In March 2006, Perdigão began implementing the Matricial Budget as part of the continual improvement in quality and rationalization of expenditures.

In the fourth quarter, Batávia S.A. acquired the assets, production process technology and the rights to the use of the Fruitier brand of desserts worth approximately R$ 2 million for the production of creamy fruit desserts.

Resources for supporting Company investments are raised from own cash flow and BNDES (Brazilian Economic and Social Development Bank) financing, together with funds raised from the primary offering held in November.

OPERATING PERFORMANCE

Production

Poultry slaughtering grew 5.1% during the year and 6.5% in the quarter, despite the adjustment in production during the first half due to the crisis in the sector. Hog slaughtering posted a drop of 1.4% in the year since exports to Russia only resumed in May although there was a growth of 5.2% in slaughtering activity in the final quarter. At the end of 2005, Perdigão began its beef cattle slaughtering activities. A total of 144,900 head of cattle were slaughtered during the year, 38,100 in the fourth quarter – a 296.8% increase compared with the last quarter of 2005.

Output of meat products reported a growth of 5.7% in the year and 6.5% in the last quarter, driven especially by the performance of the poultry and beef cattle activities. During the year, the production of poultry meat products increased 6.5% and beef/pork meat 4.7%, growth being 6.5% in the quarter. With the recovery in poultry meat consumption in the leading importing markets, we increased our production of one-day chicks by 8.8% in the fourth quarter and 6.0% in the year.

Production	4Q06	4Q05	% Ch.	2006	2005	% Ch.
Poultry Slaughter (million heads)	143.6	134.8	6.5	547.4	520.6	5.1
Hog/ Cattle Slaughter (thousand heads)	956.3	882.3	8.4	3,655.9	3,570.5	2.4
Poultry Meats (thousand tons)	204.8	192.3	6.5	773.4	726.5	6.5
Pork/Beef Meats (thousand tons)	147.0	138.0	6.5	557.2	532.1	4.7
Total Meats (thousand tons)	351.7	330.3	6.5	1,330.6	1,258.6	5.7
Other Processed Products (thousand tons)	7.6	5.8	31.6	27.7	22.4	23.3
Feed and Premix (thousand tons)	865.5	802.8	7.8	3,280.2	3,094.1	6.0
One-day Chicks (million units)	156.2	143.6	8.8	579.8	546.7	6.0

In volume terms, production and sales of dairy processed products are equivalent, and for this reason we show these volumes under domestic market performance.

Domestic Market

In 2006, domestic sales increased 20.1% and were responsible for the larger part of the total operational result. Gross sales were R$ 3.6 billion against R$ 3.0 billion in 2005, 12.3% of which were generated from dairy-processed product sales and consolidated into overall company sales since June.

In the final quarter, sales to the domestic market amounted to R$ 1.2 billion, a 34.3% improvement and reflecting the strong showing of elaborated and processed meats, dairy-processed products and others.

The diversification into the dairy-processed product activity following the acquisition of the Batavo brand and a 51% stake in Empresa Batávia S.A. has successfully added value to the Company’s domestic market business. Additional sales of R$ 446.8 million were posted in the year, R$ 198 million alone in the final quarter of the year. Accumulated volumes were 162,100 tons, 73,500 tons of milk and 88,700 tons of dairy-processed products, fruit juices and others. In the fourth quarter, volumes amounted to 31,500 tons and dairy-processed products, 40,000 tons.

The meats activity reported sales growth of 8.0% during the year, accounting for 12.4% of increased sales volumes. Elaborated and processed meat products grew 7.5% in volume and 5.8% in sales, highlights being frozen products and specialty meats and responsible for the good domestic market operating performance. In the final quarter, specific seasonal year-end products contributed 10.1% to growth in meat sales, with volumes 9.1% higher. Sales of elaborated and processed products grew 10%, equivalent to a 9.6% increase in volume.

For the year, Perdigão recorded in-natura products 53.1% up in volume terms with sales also rising by 30.8%. This reflected the redirection of exports to the domestic market and also the result of sales of special beef cuts under the Nabrasa brand to the domestic market. In the light of the gradual recovery in in-natura exports, Perdigão was able to report a growth in these commodities of 4.5% in volume and 11.4% in sales for the fourth quarter.

	Tons (thousand)			Sales (R$ million)
Domestic Market	4Q06	4Q05	% Ch.	4Q06	4Q05	% Ch.
MEATS	175.1	160.5	9.1	855.1	776.5	10.1
In-Natura	16.6	15.9	4.5	67.9	61.0	11.4
- Poultry	13.2	13.1	1.2	53.6	51.5	4.1
- Pork/Beef	3.4	2.8	19.7	14.3	9.5	51.3
Elaborated/Processed (meats)	158.5	144.6	9.6	787.2	715.6	10.0
DAIRY PRODUCTS	71.6	—	—	195.8	—	—
- Milk	31.5	—	—	51.8	—	—
- Dairy Products/ Juice/ Others	40.0	—	—	143.9	—	—
Other Processed	8.9	6.3	41.4	64.6	47.6	35.6
Soybean Products/ Others	17.1	14.6	17.3	57.9	49.5	17.1
TOTAL	272.7	181.3	50.4	1,173.4	873.6	34.3

PROCESSED	207.5	150.9	37.5	995.7	763.2	30.5
% total sales	76.1	83.2		84.9	87.4

	2006	2005	% Ch.	2006	2005	% Ch.
MEATS	620.2	551.8	12.4	2,762.4	2,557.7	8.0
In-Natura	90.7	59.2	53.1	294.4	225.1	30.8
- Poultry	72.8	49.3	47.8	225.7	186.3	21.2
- Pork/Beef	17.9	10.0	79.5	68.7	38.8	76.9
Elaborated/Processed (meats)	529.5	492.5	7.5	2,468.0	2,332.6	5.8
DAIRY PRODUCTS	162.1	—	—	441.7	—	—
- Milk	73.5	—	—	122.0	—	—
- Dairy Products/ Juice/ Others	88.7	—	—	319.7	—	—
Others Processed	33.8	25.2	34.4	244.3	192.7	26.7
Soybean Products/ Others	65.6	119.9	(45.3)	196.2	285.4	(31.3)
TOTAL	881.8	696.8	26.5	3,644.5	3,035.8	20.1

PROCESSED	652.0	517.7	25.9	3,032.0	2,525.3	20.1
% total sales	73.9	74.3		83.2	83.2

Despite the improvement in product mix, due to oversupply of commodities in the domestic market, average meat prices fell 4.5% during 2006, although remaining stable in the fourth quarter of 2006. Average costs also dropped by 5%, with a 2.7% fall in the final quarter alone, in spite of the increase in the prices of principal inputs.

Other processed products which include pastas, pizzas, frozen vegetables, cheese bread, the soybean-based vegetarian line, margarines, among others, grew 34.4% in volume and 26.7% in sales during the year and 41.4% and 35.6% in the quarter, respectively, the highlight being the performance of the margarine line.

In 2006, 30 new Perdigão-branded products were launched, mainly the lasagna lines, pizzas (including the pepperoni and mozzarella and ham and cheese quickpizzas), cheese bread, sausages, hamburgers, chester®, pâté, as well as products such as rock dog®, hot wings. Eleven products were launched under the Batavo brand for the specialty, pizza and vegetable lines, in addition to more than 45 new dairy processed and fruit juice products for the following major lines: Naturis Soja – chocolate flavored drinks: aromatics – choco milk; fruit juices; functional – bio fibers with various flavors; light – yogurts; besides the grocery line – cream custard and sauces.

The institutional campaign for disseminating the Perdigão brand, and launched nationwide under the “Perdigão. Everybody loves it” theme, represented investments of R$ 30 million, the focus being on the Company’s trajectory of growth and development over the past few years based on the following pillars: continuous growth, quality of the products, portfolio diversity, and new product launches as well as exports.

The following graph shows the Company’s market share of chilled and frozen processed products, including: specialty and frozen meats, pastas, pizzas and dairy-processed products.

Source: AC Nielsen

* Dairy-Processed Products – 51% stake acquired in Batávia (Dairy-Processed Products) in June 2006. Year: June – May

Distribution Channels (in revenues)

Exports

During the second half, we experienced a gradual recovery in exports as consumption improved, especially in Europe and the Middle East. This, combined with the downsizing of international inventories and an improved supply situation, contributed to better export performance, significantly impacted by the avian influenza outbreaks in the first half.

Exports totaled R$ 2.5 billion in the year, 13.3% less than in 2005 but 7.2% up on the 4th quarter 2005 with sales revenue of R$ 734.6 million. In addition to the crisis in the international poultry market, other factors also contributed to adversely impacting exports. These included the appreciation of the Real in the foreign exchange market, the Russian ban on Brazilian pork meat imports, lifted only in May, the reduction of Latin American imports of specialty products and the delay in reestablishing import business with countries such as Japan.

Perdigão exported 695,500 tons of meat during the year, in volume terms flat in relation to 2005 (0.7% higher). In-natura product volumes of poultry meats grew 0.9%, beef contributing 17,500 tons, while pork meat exports recorded a 9.9% decline. Export revenues for the year were down by 14.5% for in-natura products. Elaborated and processed products posted a fall of 4.2% in volume and 8.2% in export revenues due to falling sales of specialty products.

With exports recovering, the final quarter posted meat sales of 195,800 tons, 13.3% higher, in-natura products growing 15% in volume and 7.2% in revenues on the back of beef and poultry cuts while elaborated/processed products were up 6% and 7.6%, respectively.

	Tons (thousand)			Sales (R$ million)
Exports	4Q06	4Q05	% Ch.	4Q06	4Q05	% Ch.
MEATS	195.8	172.8	13.3	732.9	683.0	7.3
In-Natura	160.5	139.5	15.0	560.2	522.5	7.2
- Poultry	125.4	109.7	14.4	398.3	392.1	1.6
- Pork/Beef	35.1	29.9	17.5	161.9	130.4	24.1
Elaborated/Processed (meats)	35.3	33.3	6.0	172.7	160.5	7.6
Other Processed	0.3	0.4	(14.5)	1.7	2.0	(14.8)
TOTAL	196.1	173.2	13.2	734.6	685.0	7.2

PROCESSED	35.6	33.7	5.7	174.4	162.5	7.3
% total sales	18.2	19.4		23.7	23.7

	2006	2005	% Ch.	2006	2005	% Ch.
MEATS	695.5	691.0	0.7	2,457.1	2,830.4	(13.2)
In-Natura	583.2	573.7	1.6	1,907.3	2,231.7	(14.5)
- Poultry	457.4	453.5	0.9	1,338.3	1,653.0	(19.0)
- Pork/Beef	125.8	120.2	4.6	569.1	578.7	(1.7)
Elaborated/Processed (meats)	112.4	117.3	(4.2)	549.7	598.7	(8.2)
Other Processed	0.8	1.0	(12.8)	4.3	5.4	(19.9)
TOTAL	696.4	692.2	0.6	2,461.4	2,837.5	(13.3)

PROCESSED	113.2	118.3	(4.3)	554.1	604.1	(8.3)
% total sales	16.3	17.1		22.5	21.3

Average prices recovered during the quarter in relation to the third quarter, growing 7.7% in US dollars-FOB (Free on Board). Although average prices practiced in the second half reported a significant improvement, they still remained 13.7% down in Reais for the year and 5.3% less for the final quarter compared with the same period in 2005, considering the impact of the Real’s appreciation against the US dollar of 10.1% and 5.2%, respectively for the year and the quarter. The fall in average costs of 7.3% for the year and 4.9% in the last quarter that partially offset the impact on margins from the pressure on sales to this market.

Perdigão reported the following performance in its main overseas markets:

•                     Europe – With volumes 4.9% higher but sales 12.2% down, this region, together with the Middle East, proved to be one of the markets where consumption was very affected by the avian influenza outbreaks. However, there was a gradual recovery in prices and demand as from the second half. The reduction of taxes on salty products in the European market since the third quarter contributed to an improvement in results. In the fourth quarter, sales revenue rose 10.9% and volumes, 19.8%.

•                     Middle East – This market reported a good recovery in prices from August, also due to the opening of the Egyptian market to Brazilian exports. There was an increase of 4.4% in volume against a 2% fall in revenues for the year while volume and sales were higher at 14.1% and 22.4%, respectively in the fourth quarter – particularly benefited by the spike in traditional purchases in the period preparatory to the Hajj (the pilgrimage by Moslems from throughout the world to the sacred city of Mecca).

•                     Far East – Volumes were 2.6% higher for the year and 10.1% up in the final quarter, while sales revenue was down 15.7% and 9.8% for the two periods respectively, due to excess inventories of poultry meat and low prices in the Japanese market. Sales revenue also came under pressure as a result of average pork meat prices, which were squeezed by the partial Russian trade ban;

•                     Eurasia – Registered a decline of 20.8% in volume and 29.2% in export revenues due to the Russian trade ban on imports of pork meat from Brazil, with the exception of exports from the state of Rio Grande do Sul. In the final quarter, there was a decline of 8.5% and 9.1% in volume and revenues, respectively although average prices reported a good improvement compared with the fourth quarter 2005, due to the addition of processed products to the sales mix.

•                     Africa, the Americas and Other Countries – These markets registered growth of 22.0% in volume and 15.9% in export revenues for the year and 45.1% in volume and 66.8% in revenues for the final quarter, principally the result of market and product diversification, including exports of processed products to Argentina and Chile.

EXPORTS BY REGION
(% net sales)

The European Union has introduced import quotas on the following Brazilian products: salted chicken breast, elaborated turkey breast and processed chicken. These quotas will come into effect from April 2007. Brazil will have the main participation in these quotas. The quotas establish lower import tariffs, the import of the same products and others still being permitted at traditional import tariffs for in natura products.

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

We ended the year with net sales of R$ 5.2 billion, 1.3% higher, thanks to the performance of meat sales to the domestic market and the addition of dairy-processed products, the latter, in the fourth quarter of 2006, representing 31% of total sales. Net sales for the quarter at R$ 1.6 billion reported growth of 20.1%.

Net sales in relation to gross sales showed a lower revenue due to the higher percentage of sales to the domestic market with the associated generation of taxes such as ICMS, PIS and COFINS, combined with the increase in discounting both for the year as a whole as well as the quarter.

DS – Domestic Sales
E – Exports

Sales of elaborated/processed products rose to 53.8% of net sales against 48.4% and 56.3% against 54.3%, for the year and the last quarter 2006, respectively.

The Company reported growth during the year of 14.6% in sales and 20.3% in volume and an increase in the fourth quarter of 26.4% in sales and 31.7% in volume driven by processed and elaborated meats, pasta products, pizzas, margarines and the added value of dairy-processed products.

Cost of Sales

The cost of the main raw materials (corn, soybeans and hogs) all fell during the year, contributing to partially offsetting the negative impacts on the sales front as well as cost pressures on the acquisition of production from third parties and to order (Jataí and Cachoeira Alta-GO), processes already incorporated into the Company’s activities but still undergoing adjustments and improvements. Cost of sales accounted for 74.2% against 71.6% of net sales, an increase of 4.9% for the year.

In the fourth quarter, spiraling prices of the principal agricultural commodities – corn and soybeans – in the international market - CBOT, fed through to an increase in grain prices in Brazil as well. This produced an increase in costs of these raw materials, principally in relation to the third quarter. Nevertheless, due to the increased value added nature of the Company’s activities, notably the incorporation of the dairy-processed product and beef activities, grain costs as a percentage of the total cost of sales actually fell.

Production costs were influenced by the need to hire additional manpower for Company growth projects as well as the results of annual wage agreements negotiated during the course of the year.

Gross Margin and Gross Profit

Despite the sharp impact of trading conditions on exports, particularly in the first half, the gross margin for the year was 25.8% against 28.4% for 2005, corresponding to a gross profit of R$ 1.3 billion, a year-on-year decline of 7.9%.

For the quarter, we were able to report a 100 basis points improvement in gross margin from 29.5% to 30.5%, corresponding to a gross profit of R$ 492.5 million, a 24.3% improvement. Good domestic market performance, a partial recovery in exports and an enhanced product mix, all contributed to the gradual improvement in margins.

Operating Expenses

Operating expenses were 22.1% of net sales against 17.7% and increasing 26.4% in the year and 41.8% in the fourth quarter. This item was principally impacted by variable expenses such as: freight – also due to more sales being transacted on a cost and freight basis; warehousing, including the greater frequency and regularity with which dairy-processed products have to be distributed; an increase in the labor force and payroll overheads, and company investments in advertising and marketing. Furthermore, weaker export revenue for the year contributed to the increase in the relative participation of operating expenses as a percentage of net sales.

Perdigão’s administrative expenses were affected by the outsourcing of the information technology data center to IBM. In addition, the Company intensified training courses while the consolidation of the Batávia acquisition also contributed to the increase in these expenses.

Operating Income and Margin

The operating income for the year was 3.7% against 10.6% in 2005, reflecting the unfavorable international scenario for the poultry sector with lower sales and prices combined with the appreciation of the Real against the US dollar and the increase in certain market driven costs and expenses. Operating income before financial expenses amounted to R$ 191.4 million, a fall of 65% over the year.

There was a significant jump in operating margin from 3.5% in the third quarter to 8.6% in the fourth, an improvement of 510 basis points, due to the gradual recovery in business, the domestic market posting a good performance and exports bringing supply into equilibrium with demand. Despite this improvement, the fourth quarter still failed to match the operating margin for the same period in 2005 of 10.9%, when a good sales performance and lower expenses were responsible for driving performance. Final quarter operating income before financial expenses was R$ 138.2 million, 5.6% lower.

Financial Results

The increase of 56.3% in financial expenses was principally due to the need to ramp up net debt until October 2006 for funding capital expenditures and the acquisition (in June) of Batávia S.A.’s dairy processed products division with a 51% stake in the company. Perdigão also required additional working capital to offset reduced cash generation, especially in the first half.

With the proceeds from the primary share offering of approximately R$ 800 million, concluded on November 1, 2006, the Company was able to significantly reduce its net debt. The financial expenses arising from the placement, management, fees and other overheads related to the offering were appropriated in the fourth quarter figures, reflecting the increase of 233.2% in financial expenses.

The Company ended the year with a net debt of R$ 633.5 million, 17.2% and 50.8% lower, respectively than December 31, 2005 and September 30, 2006.

Debt	On Dec 31, 2006			On Dec 31, 2005
R$ Million	Short-Term	Long-Term	Total	Total	% Ch.
Local Currency	228.2	274.6	502.8	382.8	31.3
Foreign Currency	318.8	1,012.5	1,331.3	1,291.2	3.1
Gross Debt	547.0	1,287.1	1,834.1	1,674.0	9.6
Cash Investments
Local Currency	956.6	—	956.6	169.0	466.2
Foreign Currency	163.9	80.0	243.9	740.4	(67.1)
Total Cash Investments	1,120.5	80.0	1,200.5	909.3	32.0
Net Accounting Debt	(573.5)	1,207.0	633.5	764.7	(17.2)

Exchange Rate Exposure - US$ million			(111.4)	(84.8)	—

Although, negative aspects of the trading environment impacted operating cash flow for the year, the net debt/EBITDA was 1.9 times supported by resources from the primary share issue allocated to funding the Company’s various growth projects in progress.

Net Income and Net Margin

The Company was able to report improved results for the final quarter as compared with the preceding quarter and the same period in 2005. This improvement reflects better market conditions with the lower impact of earlier avian influenza outbreaks, especially in the first half. Net income reached R$ 111.7 million, 421.1% more than the third quarter and 2.4% more than the previous year and representing a net margin of 6.9% against 8.1% for the same quarter in 2005.

As previously announced, the Company obtained a favorable ruling – against which there is no right of appeal - on the question of the Summer Plan’s understating of inflation. The gain in question, amounting to R$ 48 million, has been appropriated to Perdigão’s fourth quarter’s income tax and financial revenues accounts.

In spite of its best efforts during the year, it was not possible to fully recover from the adverse impacts arising from the worldwide crisis in the poultry industry, reporting an accumulated net income of R$ 117.3 million, 67.5% lower than 2005, corresponding to a net margin of 2.3% against 7.0% in the preceding fiscal year.

EBITDA

In the light of the foregoing, the operating performance as measured by EBITDA (operating earnings before financial expenses, taxes and depreciation) was R$ 331.2 million for the year, a decrease of 46.9%, representing a 6.4% EBITDA margin against 12.1% for 2005. In the fourth quarter, the EBITDA margin was 10.2% against 12.2%, equivalent to R$ 163.7 million, the same level as the preceding year in absolute terms. It is important to note in this context that the consolidation of the dairy-processed product and beef businesses tend to reduce operating margins due to the specific nature of each activity. Conversely, both these businesses demand lesser amounts of working capital than the Company’s traditional core activities.

EBITDA	4th Quarter			YTD
R$ Million	2006	2005	% Ch.	2006	2005	% Ch.
Net Income	111.7	109.1	2.4	117.3	361.0	(67.5)
Income tax and social contribution	(55.8)	4.4	—	(61.6)	62.5	—
Net financial	66.7	20.0	233.2	129.3	82.7	56.3
Depreciation and depletion	32.9	25.7	27.9	117.6	98.8	19.0
Amortization	8.3	4.7	78.1	28.6	18.5	54.2
EBITDA	163.7	163.8	(0.0)	331.2	623.6	(46.9)

SHAREHOLDERS’ EQUITY

Shareholders’ Equity amounted to R$ 2.1 billion, against R$ 1.2 billion on December 31, 2005, 72.1% more than for the accumulated amount for the preceding year, with the paying in of the capital increase through a share subscription in November 2006 worth R$ 800 million. The return on shareholders’ equity was 9.6% for the year.

Shareholder Remuneration

Shareholder remuneration of R$ 35.2 million was approved, corresponding to R$ 0.21250896 per share to be paid on February 27, 2007. Distribution has been approved as follows: R$ 31.5 million as interest on shareholders’ equity according to the meeting of the Board of Directors held on December 21, 2006 and R$ 3.7 million in dividends approved on February 14, 2007.

Intangible Assets

While representing non-measurable capital, our intangible assets figure among our principal competitive differentials and are highly prized by our stakeholders. Among the principal assets are: the institutional image, our brand names: Perdigão, Perdix, Batavo, Chester®, Apreciatta, Borella, Halal, Turma da Mônica, Sulina, Toque de Sabor, Light & Elegant, Escolha Saudável, Confidence, Fazenda, Confiança and Unef, our human capital, management policy and instruments, the technological and environmental processes, and the Company’s ever present competence and innovation.

Risk Management

Perdigão adopts a management model which focuses on results, on meeting the expectations of the worldwide consumer, on the importance of the intangible assets, on business management and sustainability and on the management of the risks of its business (See explanatory note 17).

STOCK MARKET

Financial trading volume increased 103% during the year and 61.4% in the fourth quarter of 2006, reaching a daily average of US$ 8.4 million and US$ 11 million, respectively, based on the transactions executed on the Bovespa and NYSE.

Both shares and ADRs outperformed the principal Bovespa and Dow Jones stock indexes in the quarter, reflecting the improved showing of the Company and the excellence of the corporate governance policy implemented. During the year, performance could have been better had it not been for the impact of adverse trading conditions specific to the food industry.

PRGA	4Q06	4Q05	2006	2005
Share Price - R$*	29.98	26.30	29.98	26.30
Traded Shares (Volume)	46.2 million	36.9 million	156.2 million	110.4 million
Performance	35.2%	1.7%	14.0%	37.7%
Bovespa Index	22.0%	5.9%	32.9%	27.7%
IGC (Brazil Corp. Gov. Index)	23.6%	11.8%	41.3%	43.8%
ISE (Corp. Sustainability Index)	20.3%	—	37.8%	—

PDA	4Q06	4Q05	2006	2005
Share Price - US$*	27.57	22.77	27.57	22.77
Traded ADRs (Volume)	4.4 million	2.7 million	15.3 million	7.8 million
Performance	36.3%	(2.1)%	21.1%	54.6%
Dow Jones Index	6.7%	1.4%	16.3%	(0.6)%

* Closing Price

Trading volume in shares grew 41.4% for the year and 25.2% in the fourth quarter while the Company’s ADRs were up by 96.1% for the year and 63% in the quarter. Trading volume accounted for 50.9% of all Brazilian food sector transactions on the Bovespa leading the operations for the industry and 41.4% of ADRs on the NYSE.

Investors reacted positively to the important decisions taken to improve standards of corporate governance and this was reflected in the company’s market capitalization that totaled R$ 4.9 billion for the year, the highest market value and the best performance relative to the sector in Brazil as a whole.

The following graphs show the performance during the year:

SOCIAL BALANCE

Perdigão permanently allocates human, technical and financial resources toward providing a safe, equitable and dignified working environment as well as contributing to the development of the communities by strengthening social organizations and promoting better opportunities for education.

In terms of job creation, Perdigão offered 3,500 new vacancies during the year, the Company’s payroll totaling 39,048 on December 31, 2006, a 9.8% increase. The additional labor was largely allocated to the industrial units for increasing production to meet growing market demand. The commercial areas, both domestic and international, as well as the administrative area also hired additional manpower.

Main Indicators	12.31.2006	12.31.2005	% Ch.
Number of Employees	39,048	35,556	9.8
Net Sales per Employee/year - R$thousands	133.4	144.7	(7.8)
Productivity per Employee (tons/year)	39.7	36.1	10.0

Fringe benefits and social programs accounted for R$ 107.1 million, a 24.8% increase and allocated to the principal programs: housing, education, healthcare, training and development – including the Perdigão Academy, designed to prepare high performance teams and increase the skills of the professionals aligned to the growth of the organization, private pension plan, nutrition, transportation, occupational safety and participative management. In addition to the in-house programs, we also play a role as social catalyst by supporting and contributing to various programs, among which are the following: Volunteer Worker, Citizen Action, Quitting Smoking Together, Perdigão Social Action, Semear Project, Youth and Adult Training Program, Sports, Donations and the Atende Project.

Company initiatives in the environmental area have been rewarded with numerous awards from well-known institutions in recognition for the care and conservation of the environment. Perdigão shoulders its environmental responsibility with programs that go well beyond mere compliance with the regulations through the development of projects for saving energy, atmospheric emissions and the conservation of non-renewable natural resources, as well as promoting initiatives for the environmental education of the population in the regions where the Company is present. During the year, environmental investments were increased by 178.7% reaching R$ 24.7 million.

Accumulated valued-added was R$ 1.8 billion, 4.0% less than in 2005.

Perdigão is in the final stages of implementing a restructuring of its management model. The Company will cease to be managed by areas, instead, adopting the concept of Business Units. The purpose of the change is to strengthen the Company’s current activities and upgrade its responsiveness in identifying new opportunities, enhancing the focus on sustainable development of operations and on results.

COPORATE GOVERNANCE

New Market

On March 8, 2006, we held a general shareholders’ meeting at which 70% of the total capital stock was represented, unanimously approving the conversion of preferred to common shares on a one to one basis, including a 200% stock split, with the issue of two new shares for each existing share and the Company’s listing on Bovespa’s New Market.

Perdigão listed on the New Market on April 12, 2006, the objective being to improve corporate governance standards, equalization of rights granted by the Company’s shares, greater visibility, transparency and liquidity for shareholders and investors, as well as providing an ongoing base for sustainable growth and the perpetuation of the business. Perdigão thus became the first traditional company with a New Market Bovespa listing and the first in the food and beverage sector to adhere to this regulations.

Despite the unfavorable trading conditions for the sector in the period, the capital markets have already attributed a better fair price to the Company’s shares, rewarding it for its high standards of corporate governance: diffuse control, equal rights, premium on public offerings and protective mechanisms.

Public Offering

In July, Sadia S.A., our principal competitor, announced a primary offering to acquire 100% of the shares of our capital stock at a price of R$ 27.88 per share. This bid was subject to various conditions. Perdigão published a material fact announcing that the offerer had failed to comply with article 37 of the Bylaws, at the same time notifying that the Company had received declarations rejecting the offer from shareholders representing 55.4% of the capital stock. Sadia subsequently increased its price to R$ 29.00 per share, the other conditions remaining unchanged. The offer was again rejected. The Brazilian Securities and Exchange Commission (CVM) then published a communiqué announcing the offer as null and void and Sadia decided not to proceed further with its bid.

Funding – Primary Offering

Perdigão raised R$ 800 million through a primary offering, issuing 32 million new shares at a price of R$ 25.00 per share, the ratification and paying in of these resources taking place on November 1, 2006. The resources raised from this offering are being allocated to the expansion of the meats business (poultry, hogs and beef cattle), dairy-processed products and new product lines such as margarines.

Shareholders’ Composition

Capital Stock: R$ 1.6 billion
Number of Common Shares: 165,957,152
Base: 12.31.06

Awards and Highlights

The Exame 2006-2007 Yearbook of Agribusiness – a publication that covers the full Brazilian agribusiness panorama - elected Perdigão as the best company in the meat sector. The Getúlio Vargas Foundation (FGV) analyzed 400 companies, evaluating economic-financial performance, social responsibility policies and innovative actions in the market in which they operate.

According to a study by the US consultancy, Boston Consulting Group (BDG), Perdigão is one of a group of 12 Brazilian companies that represent a challenge to the global leaders.

In the light of the excellent performance in terms of financial volume traded on the Bovespa following the Company’s New Market listing, as from May 2, 2006, Perdigão became a component of the Bovespa Stock Index’s (IBOVESPA) principal portfolio, as well as being classified again as the only company in the sector to be included in Bovespa’s Corporate Sustainability Index – ISE.

Consultancy Fees

No consultancy fees were paid to the independent auditors (Ernst & Young) in the quarter. The hiring of our auditors for consultancy services is subject to Board of Directors’ approval and presupposes that the service in question does not risk the independence and objectivity of our auditors in the performance of the external audit. The Board’s approval will also take into account restrictions on certain services prohibited by the US Sarbanes Oxley Act.

Internal Controls

In order to adjust our internal controls to the requirements of the Sarbanes Oxley Act (Sections 302 and 304), we have implemented the risk management model, including the survey of the key processes and their respective regulations.

OUTLOOK

The scenario for 2007 is promising. The prospects indicate a further improvement in purchasing power and employment and feeding through to an increase in consumer incomes, which should continue contributing to good domestic market performance. In the international market, the outlook is for a growing demand in the major importing markets, thus benefiting Brazilian exports. Our forecasts for 2007 are:

•              Growth of more than 10% in total sales volume of meats and other processed (chilled) products, approximately 7% to the domestic market and more than 15% in export volume;

•              Increase of approximately 12% for dairy-product volume;

•              Capex of approximately R$ 460 million.

We believe that Perdigão has the potential for a better year in 2007 than in 2006. We have set out the Company’s long-term Business Plan based on well-defined assumptions, structuring our businesses focused on core markets, customers and on production and diversified distribution. We reaffirm our commitment to creating investor value combined with economic-financial, social and environmental sustainability.

Finally, our thanks go to the more than 15 thousand shareholders for their confidence, support and the credibility entrusted in us; to the more than 39 thousand employees for their efforts in the quest to achieve results; to our customers and suppliers, to the communities where we operate, to the capital markets’ entities and all those that contribute to the Company’s development.

São Paulo, February 2007.

Eggon João da Silva	Nildemar Secches
Chairman	Chief Executive Officer

PERDIGÃO S.A. PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED
DECEMBER 31, 2006 AND 2005
(in thousands of Brazilian reais, in accordance with Corporate Law)

BALANCE SHEET

	2006	2005
ASSETS	4,829,416	3,625,071
CURRENT ASSETS	2,845,033	2,188,607
NONCURRENT ASSETS	238,705	220,294
PERMANENT	1,745,678	1,216,170
Investments	19,813	15,616
Property, Plant and Equipment	1,570,342	1,106,726
Deferred Charges	155,523	93,828
LIABILITIES AND SHAREHOLDERS’ EQUITY	4,829,416	3,625,071
CURRENT LIABILITIES	1,251,553	1,129,910
LONG TERM LIABILITIES	1,433,981	1,272,366
MINORITY INTEREST	39,010	—
SHAREHOLDERS’ EQUITY	2,104,872	1,222,795
Capital Stock Restated	1,600,000	800,000
Reserves	504,872	422,795

INCOME STATEMENT

	4Q06	4Q05	% Ch.	2006	2005	% Ch.
GROSS SALES	1,908,029	1,558,617	22.4	6,105,961	5,873,297	4.0
Domestic Sales	1,173,398	873,619	34.3	3,644,548	3,035,826	20.1
Exports	734,631	684,998	7.2	2,461,413	2,837,471	(13.3)
Sales Deductions	(295,246)	(215,271)	37.2	(896,203)	(728,121)	23.1
NET SALES	1,612,783	1,343,346	20.1	5,209,758	5,145,176	1.3
Cost of Sales	(1,120,316)	(947,064)	18.3	(3,865,660)	(3,685,910)	4.9
GROSS PROFIT	492,467	396,282	24.3	1,344,098	1,459,266	(7.9)
Operating Expenses	(354,306)	(249,902)	41.8	(1,152,686)	(912,046)	26.4
OPERATING INCOME BEFORE FINANCIAL EXPENSES	138,161	146,380	(5.6)	191,412	547,220	(65.0)
Financial Expenses, net	(66,663)	(20,004)	233.2	(129,327)	(82,726)	56.3
Other Operating Results	2,203	(1,077)	—	18,417	(8,911)	—
INCOME FROM OPERATIONS	73,701	125,299	(41.2)	80,502	455,583	(82.3)
Nonoperating Income	(3,131)	(3,173)	(1.3)	(6,177)	(4,457)	38.6
INCOME BEFORE TAXES	70,570	122,126	(42.2)	74,325	451,126	(83.5)
Income Tax and Social Contribution	55,812	(4,358)	—	61,559	(62,528)	—
Employees / Management Profit Sharing	(11,440)	(8,718)	31.2	(11,510)	(27,634)	(58.3)
Minority Interest	(3,226)	—	—	(7,121)	—	—
NET INCOME	111,716	109,050	2.4	117,253	360,964	(67.5)
EBITDA	163,745	163,783	(0.0)	331,169	623,561	(46.9)

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

11.01 – EXPLANATORY NOTES

1.              THE COMPANY AND ITS PRINCIPAL OPERATIONS

The operations of Perdigão S.A. and its subsidiaries (collectively “the Company”), a publicly owned company, include: raising, production and slaughter of poultry (chicken, Chester®, turkey and others), pork and beef; processing and/or sale of meats, frozen pasta, frozen vegetables and soybean derivatives. At the end of 2005, the Company entered the beef business and also commenced the sale of a line of margarine products, initially through third parties that will produce these products by request; in the second quarter of 2006, the Company also entered the dairy products business.

The Company has joined Bovespa’s Special Corporate Governance level “New Market” (Novo Mercado), and has its stocks traded at Bolsa de Valores de São Paulo (Bovespa) and at Bolsa de Valores de Nova York (NYSE), as American Depositary Receipts (ADR’s), Level III.

a)              Subsidiaries and Participation as of December 31, 2006:

(1)       Holding and centralizing of investments abroad.

(2)       Companies with no operating activities.

Note: the Companies with no indicative of percentage of participation are, directly or indirectly, wholly-owned subsidiaries of Perdigão S.A.

b)              Batávia’s acquisition:

On May 26th, 2006, the Company acquired, through its wholly owned subsidiary, PDA Distribuidora de Alimentos Ltda, 51% of the capital stock of Batávia S.A. – Indústria de Alimentos (“Batávia”), which produces dairy-based and dairy processed products. The price of the acquisition of Batávia S.A. amounted to R$95,373 (net of cash acquired of R$2,579) and including additional acquisition costs of R$1,252, generating goodwill of R$66,655, as shown in the following table.

By acquiring Batávia’s control, the Company reinforces its goals of strategic growth by increasing its portfolio of products and consequently diluting the concentration of its business in poultry and pork meats.

The following table summarizes the assets and liabilities assumed at the date of acquisition:

Assets acquired	168,052
Liabilities assumed	(106,686)
Net assets	61,366
Interest acquired	51%
Net assets acquired	31,297
Acquisition cost (*)	97,952
Goodwill	66,655

(*) The cost of acquisition is comprised as follows:

Amount paid	112,121
Acquisition costs	1,252
Cash acquired	2,579
Property, plant and equipment (refer to Note bellow)	(18,000)
Acquisition cost	97,952

The results of operations of Batávia have been included in the financial statements of the Company since June, 2006. In addition to the acquisition of a 51% economic interest in Batávia, the Company acquired for R$18,000, machines and equipment from Parmalat, which were on loan to Batávia and are necessary for the operation of its facilities.

In a general meeting held on October 30, 2006, the Company shareholders approved the merger of the subsidiary PDA Distribuidora de Alimentos Ltda into Batávia. This merger simplified the corporate structure of which is part the Perdigão S.A. and its subsidiaries. During the Batávia’s acquisition process, PDA was required to increase the share capital using the machines and equipments acquired, however, without the minority shareholders dilution. As a result of this negotiation, the Company recorded a goodwill of R$8,835 (R$8,540 as of December 31, 2006, net of amortization).

c)              Other acquisitions:

On June 20, 2005, the Company acquired, for R$5,850, 100% of the quotas of Mary Loize Indústria de Alimentos Ltda. and Mary Loize Indústria e Comércio de Rações Ltda., both renamed Perdigão Mato Grosso Ltda, at Nova Mutum - Mato Grosso state. The net liabilities assumed in these acquisitions amounted R$ 7,881, generating goodwill of R$13,731.

On December 1st, 2005, the Company acquired, for R$2,080, 100% of Sociedade Incubatório Paraíso Ltda., located at Jataí – State of Goiás. The net assets acquired amounted to R$491, generating a goodwill of R$1,589. This goodwill balance was transferred to deferred charges in the Company’s balance sheet, maintaining the amortization period of five years.

On July 03, 2006, Perdigão Mato Grosso Ltda incorporated the Perdigão Mato Grosso Rações Ltda. and Incubatório Paraíso Ltda. was incorporated by Perdigão Agroindustrial S.A.

2.              BASIS FOR PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

The Company’s financial statements are presented in Brazilian Reais and are prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which is based on the Brazilian Corporate Law (Law N. 6,404/76, as amended), on the rules and regulations issued by the “Comissão de Valores Mobiliários” - CVM, or the Brazilian Securities Commission, and on the accounting standards issued by the IBRACON - “Instituto dos Auditores Independentes do Brasil”, or the Brazilian Institute of Independent Auditors, including the changes required by the Deliberations n. 488/2005 and n 489/2005 from CVM and the changes required by the IBRACON Pronouncements n. 27 and n. 22, respectively (Note 3 ‘u’).

In order to provide additional information, the Company has presented, as supplemental disclosure, the statements of cash flow and of value added (Notes 23 and 24).

The statement of cash flow was elaborated in compliance with the Accounting Norms and Procedures – NPC 20 issued by IBRACON – the Brazilian Institute of Independente Auditors.

The statement of value added was elaborated in compliance with the Brazilian Accounting Standards – NBC – n. 3.7 “Statement of Value Added”, approved by the Resolution n 1010/2005 issued by the Federal Accounting Council – CFC. This statement presents the value added generated by the Company and its distribution to employees, Government, third parties capital and shareholders remuneration.

3.              MAIN ACCOUNTING PRACTICES

a)              Consolidation: the consolidated financial statements include the Company’s financial statements and the financial statements of the directly and indirectly held subsidiaries where the Company has control. All intercompanies transactions were eliminated upon consolidation. The minority interest of the subsidiary is presented as “minority shareholders”.

b)             Cash and Cash equivalents: include cash balance, bank accounts and highly liquid temporary cash investments with original maturities of less than 90 days (Note 4).

c)              Marketable securities: includes public and private fixed income titles. Stated at cost, plus income earned and adjusted to market value, if lower, in case of permanent losses (Note 5). The market value is set forth at Note 17 ‘e’.

d)             Trade Accounts Receivable: stated net of provision for doubtful accounts, which was established based on the analysis of the risks and forecast for their realization, being considered sufficient by the Company management to cover possible losses on receivables (Note 6).

In 2003 the Company created a Credit Rights Investment Fund (Fundo de Investimento em Direitos Creditórios-FIDC), through which it trades part of its trade accounts receivable originated in the domestic market. According to the CVM – Comissão de Valores Mobiliários (Brazilian Securities Commission) Instruction n. 408/2004 the Company consolidated the FIDC in the financial statements until August 2006, when the operation was finished (Note 6).

e)              Inventories: stated at average acquisition or formation costs, not exceeding market value or realizable value. Inventories of grain purchased under a “price to set basis” are stated at their market value on the closing date of the balance sheet, against a provision of the amount payable to the supplier. Grain purchased under a “price to set basis” that are used in the manufacturing process are valued on the date of utilization at their market value and any adjustments made after the utilization date are accounted for as income/expenses, against the trade accounts payable. Provision for slow moving and provision for obsolescence are made when applicable. (Note 7)

f)                Taxes and contributions on income: in Brazil these are the corporate income tax (IRPJ) and the social contribution on net income (CSLL), which are calculated based on taxable income in accordance with legislation and tax rates in effect. Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations (Note 9).

Deferred taxes represent the income tax loss carry forwards and negative social contribution (CSLL), as well as the temporary differences between tax and accounting bases. Deferred income tax and social contribution assets and liabilities were recorded in current or non-current assets and liabilities according to their probability of realization. When the probability of future utilization of these credits is remote, a valuation allowance is provided for these deferred taxes assets.

g)             Investments: the investments in subsidiaries are accounted for under the equity method plus goodwill. The other investments are stated at acquisition cost and reduced to market value, when applicable (Note 10).

h)             Goodwill from acquisitions: the goodwill recorded represents the difference between the amount paid and the investment carrying amount at the acquisition date. The goodwill calculated on the acquisition of investments in subsidiaries was based on the expectation of future earnings and are amortized over a period of 5 years; when the recover of the investment is expected. The goodwill created by assets appreciation is amortized according to their realization. Goodwill is classified under “Investments”, except goodwill relating to the acquisition of companies that have already been merged into the Company. In this case, it is classified as “Deferred” (Note 10 ‘b’).

i)                 Property, Plant and Equipment: stated at acquisition or construction cost, monetarily restated until December 31, 1995, and further adjusted by revaluation, based on evaluation reports issued by independent appraisers, less accumulated depreciation. According to the Deliberation n. 193/1996 issued by CVM, the Company has capitalized interest incurred in financing the construction of certain fixed assets. Depreciation is calculated using the straight-line method, based on the weighted average rates and depletion based on utilization, and charged to production costs or directly to operating expenses as the case may be.

j)                 Deferred charges: consist mainly of costs incurred during development, construction and implementation of projects that will benefit the Company in future years. Charges are amortized over the estimated period during which these projects are contributing to the Company’s income (Note 12).

k)              Provisions for contingencies: a provision is recognized when, based on the opinion of its internal and external legal advisors and based on its management, it determines that losses on a judicial or administrative loco suit are probable, can be reasonably estimated and it is probable that an outflow of economic benefits will be required to settle the obligation (Note 15 ‘a’).

l)                 Derivative Financial Instruments: measured using the accrual method and unrealized gains/losses are recorded as loans (short or long-term, as the case may be) at each balance sheet (Notes 13 and 14). Unrealized and realized gains and losses on such financial instruments are recognized as financial income/expenses, and the market value of the derivatives is disclosed on Note 17 ‘e’.

m)           Revenue Recognition: the Company recognizes revenues when it delivers its products to the customer, the sales price is fixed and determinable, clear evidence of sale transactions exists and collectbility is reasonably assured.

n)             Profit sharing of management and employees: the employees and management are entitled to profit sharing based on certain goals, established and agreed upon yearly. The amount is accrued in the period in which it the goal is attained (Note 21).

o)             Shipping and handling costs: costs incurred related to goods not yet sold are recognized as prepaid expenses and appropriated as selling expenses upon the actual delivery of the goods to the customer, and the revenue recognized on the results. The shipping and handling costs amounted to R$664,526 (R$531,552 as of December 31, 2005).

p)             Advertising and sales promotion costs: the advertising and sales promotion costs are recognized when incurred and amounted to R$77,191 (R$46,380 as of December 31, 2005).

q)             Research and development (R&D): consists mainly of internal research and development of new products recognized when incurred on financial statements. The total amount of R&D expenses was R$7,204 (R$6,335 as of December 31, 2005).

r)                Earnings per share: calculated based on shares outstanding at the balance sheet date.

s)              Translation of Foreign Currency: all assets and liabilities of foreign subsidiaries are translated to Reais based on the exchange rate used on the closing date of the balance sheets, and all income statements are based on the average monthly rates. The gains or losses resulting from this conversion are accounted for in financial income (Note 18).

The exchange rates in Reais on the closing date of translated balance sheets were as follows:

	December 31,
	2006	2005
US$Dollar	2.1380	2.3407
Euro (€)	2.8204	2.7691
Pound (£)	4.1854	4.0220

t)                Use of estimates: in preparing the financial statements in accordance with accounting practices adopted in Brazil, the Company makes certain estimates and assumptions that affect the reported amounts of assets and liabilities shown in the balance sheet, and the reported amounts of revenues, costs and expenses for the periods presented. Although these estimates are based on management’s best available knowledge, actual results could differ from those estimates.

u)             Implementation of Accounting Pronouncements Issued by Comissão de Valores Mobiliários - CVM:

(i)         On October 3rd, 2005 CVM issued Deliberation n. 489/2005, which approved IBRACON Pronouncement NPC 22 on Provisions, Liabilities, Liabilities and Assets Contingents, which implementation occurred in 2006. Because of this implementation, the Company has made the reclassification of the judicial deposits from non-current assets to non current-liabilities of provision for contingencies, in the amount of R$8,236 (R$7,149 as of December 31, 2005).

(ii)      At the same date, CVM issued Deliberation n. 488/05, which approved IBRACON Pronouncement NPC 27 – Presentation and Disclosure of Financial Statements, whose effectiveness was extended to year ending after 12.31.05 through Deliberation n. 496/2006. The Company has followed substantially the instructions referred to in the Deliberations for the Financial Statements for the years ended December 31, 2006 and 2005.

4.              CASH AND EQUIVALENTS

	Parent Company		Consolidated
	2006	2005	2006	2005
Local currency:
Cash and banks	67	28	118,670	23,117
Highly liquid investments	—	—	54,985	112,208
	67	28	173,655	135,325
Foreign currency (*):
Cash and banks	—	—	23,134	935
Highly liquid investments	—	—	139,776	642,334
	—	—	162,910	643,269
	67	28	336,565	778,594

(*) Principally U.S. dollars

The highly liquid investments refer to Certificates of Bank Deposits (“CDB”) and are remunerated at a rate between 100% and 101% of the Certificates of Interbank Deposits (“CDI”) fluctuation.

5.              SHORT AND LONG TERM INVESTMENTS

	Parent Company		Consolidated
	2006	2005	2006	2005
Bank Deposit Certificates – CDB, denominated in Reais maturing in 2007	491,327	—	782,963	19,655
Brazilian Treasury Notes:
- Prefixed and postfixed interest denominated in Dollar, maturing up to 2009	—	—	81,013	92,695
- Prefixed interest, denominated in Euro, maturing in 2006	—	—	—	4,407
National Treasury Bill, denominated in Reais	—	—	—	13,969
	491,327	—	863,976	130,726

Short-term	491,327	—	783,930	39,088
Long-term	—	—	80,046	91,638

Certificates of Bank Deposits (“CDB”) are remunerated at a rate between 100% and 101% of the Certificates of Interbank Deposits (“CDI”) fluctuation.

6.              TRADE ACCOUNTS RECEIVABLE - CONSOLIDATED

	2006	2005
Short-term
Trade accounts receivable	706,847	559,019
(-) Provision for doubtful accounts	(5,263)	(3,311)
	701,584	555,708

Long-term
Trade accounts receivable	24,842	22,308
(-) Provision for doubtful accounts	(13,415)	(11,806)
	11,427	10,502

The trade accounts receivable balance in December 31, 2005 includes R$99,285 related to receivables sold to FIDC. In August 28, 2006, the FIDC operation was finished, and the Company does not have any balance in December 31, 2006.

The provision for doubtful accounts of domestic customers is calculated based on historical losses of receivable balances over the last years. For foreign customers the analysis is made on an individual customer basis. The Company uses selection and analyses procedures for credit limits and, in general, does not require collateral from its customers. In case of default, collection efforts are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not successful, legal action is considered, the accounts are reclassified as non-current accounts receivable and allowance for doubtful accounts is recorded.

The changes on the provision for doubtful accounts are as follows:

	2006	2005
Balance at beginning of year	15,117	14,616
Provision	6,314	4,586
Increase for acquisition - Batávia	1,077	—
Write-offs	(3,830)	(4,085)
Balance at end of year	18,678	15,117

7.              INVENTORIES – CONSOLIDATED

	2006	2005
Finished goods	231,368	194,859
Goods-in-process	25,487	23,732
Raw materials	57,385	61,292
Secondary material and packing	102,641	87,661
Breeding stock	93,487	87,360
Livestock (poultry, turkey and hogs) for slaughter	216,166	175,444
Advances to suppliers and imports in transit	10,120	15,733
	736,654	646,081

8.                                      RECOVERABLE TAXES

	Parent Company		Consolidated
	2006	2005	2006	2005
State VAT (ICMS tax)	—	—	72,150	56,341
Income Tax and Social Contribution	27,302	22,053	99,594	33,328
PIS/COFINS	—	—	3,411	1,967
IPI Tax	—	—	6,741	6,197
Others	—	—	3,178	3,597
	27,302	22,053	185,074	101,430

Current	18,520	22,053	146,907	83,232
Non-current	8,782	—	38,167	18,198

ICMS – Tax on the Circulation of Goods and Services (State VAT): credits generated by the exports and by the property investments, the Company accumulates tax credits which are offset against tax debts generated by the sales in the domestic market or transferred to third parties;

Withholding Income Tax and Social Contribution: corresponds to withholding tax on investments and on interest over Company’s capital received by the parent company, besides the recognition of the effects of the Summer Plan (“Plano Verão”) (Note 9), which are offset against federal taxes payable.

9.                                      TAXES AND CONTRIBUTIONS ON INCOME

a)         Income Tax and Social Contribution on Net Income:

	Parent Company		Consolidated
	2006	2005	2006	2005
Profit before income tax, social contribution and profit-sharing	106,394	360,180	74,325	451,126
Nominal tax rate	34%	34%	34%	34%
Expense at nominal rate	(36,174)	(122,461)	(25,271)	(153,383)
Adjustment of taxes and contributions on:
Statutory profit sharing	—	—	3,519	7,744
Interest over company’s capital	—	816	11,520	32,232
Equity pick-up	44,343	122,727	(8,058)	(23,075)
Difference of tax rates on foreign earnings from subsidiaries abroad	—	—	33,138	70,307
Non tributary receivables	—	—	7,280	2,824
Summer Plan (*)	—	—	33,361	—
Reversal of realizable revaluation reserve	—	—	1,762	—
Other adjustments	(90)	(64)	4,308	823
Effective benefit (expense)	8,079	1,018	61,559	(62,528)

Current income taxes	—	—	26,416	(59,826)
Deferred income taxes	8,079	1,018	35,143	(2,702)

(*) The Company obtained a final favorable decision in its suit related to Summer Plan, related to the different rates utilized to price-level restate the balances during the months of January and February 1989.  The Company recognized the effects of the Plano Verão on December 31, 2006 statements of income in the total amount of R$47,587, being R$20,729 in the financial income and R$26,858 in the income tax and social contribution, including the taxation effect on the financial income of R$6,503.

The consolidated operational result before the subsidiaries abroad taxes are as follows:

	2006	2005
Earnings before income taxes of subsidiaries abroad	113,655	239,679
Current income taxes of subsidiaries abroad	158	(2,387)
Deferred income taxes of subsidiaries abroad	(5,663)	(8,797)

b) Deferred Income Tax and Social Contribution are as follows:

	Parent Company		Consolidated
	2006	2005	2006	2005
Tax losses carry forwards (IRPJ)	6,662	673	55,556	2,637
Negative calculation bases (CSLL)	2,422	274	11,274	2,743
Temporary differences:
Provisions for contingencies	—	11	36,974	31,487
Earnings generated on the subsidiaries abroad	—	—	(23,895)	(18,232)
Taxes whose payments are suspended	—	—	9,737	15,733
Financial charges taxes	—	—	3,480	—
Other temporary differences	261	308	1,822	(702)
Provision for taxes recorded at the subsidiary Batávia	—	—	(26,139)	—
	9,345	1,266	68,809	33,666

Current asset	9,320	1,128	44,177	5,911
Non-current assets	25	138	49,476	47,220
Long-term liabilities	—	—	24,844	19,465

In Brazil, the tax return is subject to review by fiscal authorities for a five-year period from the return date. The Company could be subject to additional tax, fine and interest collection as a result of these receives. The Crossban Holdings GMBH and others subsidiaries abroad results are subject to local taxes according to tax rates and local rules.

The Company’s management expects that deferred tax credits, constituted on tax losses and negative basis of social contribution, should be fully realized up to 2007.

The subsidiary Batávia has fiscal losses, negative basis of social contribution and some temporary differences referred to non-deductible provisions.  Batávia registered provision to realization over correspondent fiscal benefit in the amount of R$26,139 due to the losses registered until 2004.  The reversal of this provision will be when there are consecutive gains in future years.

Tax credits constituted on the provisions for contingencies will be realized as the lawsuits are settled and, consequently, there are no estimates for realization; thus, they are classified as long-term.

10.                               INVESTMENTS

a)         Investments in subsidiaries – Parent Company

	Perdigão	Perdigão	Total
	Agroindustrial S.A.	Export Ltd.	2006	2005
Paid in capital	780,000	21	—	—
Net income accumulated in the period	109,009	—	—	—
Net equity of the subsidiary	1,297,259	—	—	—
Shares owned by Perdigão S.A.	1,297,259	—	1,297,259	1,199,541
Investment before equity method	1,199,541	—	1,199,541	961,579
Dividends and interest over company’s capital	(32,703)	—	(32,703)	(123,000)
Equity pick-up	130,421	—	130,421	360,962
Subventions and tax incentives (*)	21,412	—	21,412	8,306
Equity method investment	109,009	—	109,009	352,656

(*) Tax incentives are recorded directly to the capital reserve account of the company to which they are granted; on the consolidated balance sheet, such incentives are classified as other operating income.

b)         Investments are as follows:

	Parent Company		Consolidated
	2006	2005	2006	2005
Investments in subsidiaries	1,297,259	1,199,541	—	—
Advance for future capital increase	300,000	—	—	—
Goodwill on the acquisition of investments	—	—	18,793	15,172
Other investments	8	8	1,020	444
	1,597,267	1,199,549	19,813	15,616

11.                             PROPERTY, PLANT AND EQUIPMENT – CONSOLIDATED

	Annual
	deprec.	Costs value		Residual value
	rate (%)	2006	2005	2006	2005
Buildings and improvements	4	762,381	630,858	552,843	463,818
Machinery and equipment	10	983,554	700,926	535,615	368,927
Electric and hydraulic installations	10	84,943	73,177	51,979	47,082
Forests and reforestations	4	36,202	24,541	26,710	18,720
Other	12	45,167	26,477	20,612	14,846
Land	—	94,938	87,524	94,938	87,524
Construction in progress	—	253,632	95,197	253,632	95,197
Advances to suppliers	—	32,648	10,612	34,013	10,612
		2,293,465	1,649,312	1,570,342	1,106,726

During 2006, the Company capitalized interest of R$15,032 (R$5,772 as of December 31, 2005) related to constructions in progress. The interest is capitalized until the transfer from construction in progress to operating fixed assets, when the depreciation starts.

12.                               DEFERRED CHARGES – CONSOLIDATED

	Annual amort.	Cost value		Net value
	rate (%)	2006	2005	2006	2005
Preoperating expenses	11	67,730	61,881	39,737	40,074
Software development	22	31,051	22,663	12,889	13,537
Reorganization expenses	21	50,412	44,093	37,184	39,166
Goodwill on business acquisition (*)	20	87,132	18,888	65,713	1,051
		236,325	147,525	155,523	93,828

(*) Refers to the goodwill from the acquisition of Batávia in 2006 (Note 1b) and refers to the goodwill from the acquisition of Incubatório Paraíso Ltda. and Frigorífico Batávia, incorporated companies (Note 1c), with fully amortization in 2011, 2010 and 2006, respectively, based on future profitability of the acquired Companies.

13.                             SHORT-TERM DEBT - CONSOLIDATED

Funding Line	Annual Charges (%)	2006	2005
Local currency:
Production	8.75%	136,989	101,574
Working capital	CDI + 2.63%	13,139	—
		150,128	101,574
Foreign currency:
Net swap balance	%CDI vs e.v. (US$ and other currencies)	10,238	8,858
ACC and ACE	5.40% (4.79% on 12.31.05) + e.v. (US$)	246,707	158,928
		256,945	167,786
Sub-total		407,073	269,360
Current portion of long term debt		139,906	279,304
Total short-term debt		546,979	548,664

The production operations are funded with a maximum maturity of 360 days and have no guarantees, except Company aval.

The advances on export contracts (“ACC’s”) are liabilities with Brazilian banks, with up to 360 days maturity dates, payable through the exports of products. After the Company delivers the export documents to the funding banks, these liabilities are denominated ACE’s and are finally written off only when full payment has been made by the customer abroad.

14.                               LONG-TERM DEBT – CONSOLIDATED

a) Financing:

Funding Line	Annual Charges (%)	2006	2005
Local currency:
Working capital	3.51% (5.10% on 12.31.05)	134,172	81,523
Working capital	50% IGP-m + 4.00%	18,164	—
FIDC senior quotes	95% CDI	—	90,083
Property, plant and equipment	2.36% (1.98% on 12.31.05) +TJLP	173,886	67,870
Debentures	6.00% +TJLP	26,445	41,776
		352,667	281,252
Foreign currency (mainly U.S. dollar):
Working capital	6.86% (5.81% on 12.31.05) + e.v. (US$ and other currencies)	418,352	515,537
Export prepayment	6.87%(5.46% on 12.31.05)+e.v.(US$)	628,495	602,882
Property, plant and equipment	8.91% (9.76% on 12.31.05) + e.v. (US$ and other currencies)	27,465	5,007
		1,074,312	1,123,426
Total		1,426,979	1,404,678
Current portion of long-term debt		(139,906)	(279,304)
Long-term debt		1,287,073	1,125,374

b) Maturity schedule:

2008	107,586
2009	461,729
2010	442,693
2011	77,863
2012 to 2043	197,202
1,287,073

c) Debentures:

The Company issued 81,950 single debentures, fully paid-up between June 30, 1998 and November 21, 2000, to the National Bank for Economic and Social Development (BNDES) at the nominal unit value of R$1 and redemption term from June 15, 2001 to June 15, 2010; as of December 31, 2006, 61,903 debentures were redeemed.

d) Guarantees:

	2006	2005
Total Debt	1,834,052	1,674,038
Mortgages guarantees:	254,709	77,669
BNDES – related to property, plant and equipment	192,365	71,044
FINEP – related to working capital	57,040	5,878
Banco do Brasil – related to working capital	5,304	747
Collateral of real state guarantees:	6,208	7,167
Banco do Brasil – related to property, plant and equipment	—	4,272
Tetra Pak – related to property, plant and equipment	4,236	—
Banco Safra – related to working capital	1,018	—
HP Financial – related to working capital	419	651
Others – related to working capital	535	2,244

e) Covenants:

The Company has some export prepayment loans agreements in foreign currency that have financial covenants that are usually required, and if they are not in compliance, the maturity dates of these loans can be antecipated.  On December 31, 2006, the Company was in compliance with all such covenants.

Financial Institution	Restrictive covenants	Principal amount
ABN AMRO Real S.A.	Net debt to shareholders’ equity ratio less than 1.5 and EBITDA ratio less than 3.5	106,900

Itaú S.A.	Net debt to shareholders’ equity ratio less than 1.5 and EBITDA ratio less than 3.0	106,900
		213,800

15.                               COMMITMENTS AND CONTINGENCIES – CONSOLIDATED

a)         Provision for passive contingencies

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”. The provision constituted by the Company in its financial statements relating to such proceedings fairly reflects the probable estimated losses as decided by the Management, based on the analysis of its legal counsel.

The Company is involved in some judicial procedures which values, in case of losses, are not known nor are they fairly estimated, especially in the civil area.

Provisions for contingencies were constituted as follows:

	Balances on 12.31.05	Batávia (*)	Additions	Reversals	Payments	Price-level restatement	Balances on 12.31.06
Tax	112,927	—	23,083	(45,361)	(3,281)	7,594	94,962
Labor	16,273	1,142	11,217	(2,237)	(3,251)	4,403	27,547
Civil, commercial and other	4,324	600	583	(624)	(420)	164	4,627
(-) Judicial deposits	(7,149)	(187)	(2,769)	1,869	—	—	(8,236)
	126,375	1,555	32,114	(46,353)	(6,952)	12,161	118,900

(*) Balances from the acquisition of Batávia S.A. on May 26, 2006.

(i)      Of the total tax contingencies provisioned on December 31, 2006, R$32,540 (R$49,257 as of December 31, 2005) were related to actions regarding the IRPJ and CSSL taxes, full deductibility of tax losses; these matters were the object of judicial dispute but until that date were not recognized in the highest court of the judicial realm.

The Company is challenging also the increase in rates and calculation base of the PIS and COFINS taxes and established a provision of R$17,560 (R$31,940 as of December 31, 2005). Recently, Perdigão Agroindustrial S.A. obtained a final favorable decision in the highest court and reversed the accrual on the calculation basis of the PIS and COFINS in the amount of R$15,129 on financial expenses.

The Company has a provision for a contingency in the amount of R$18,524 (R$11,126 as of December 31, 2005) regarding a judicial action for nonpayment of the CPMF charge on the income from exports.

The other tributary contingencies refer to the judicial claims against the following tax payments: ICMS – Imposto sobre Circulação de Mercadorias e Serviços (a value-added tax on sales and services), SEBRAE – Serviço Brasileiro de Apoio às Micro e Pequenas Empresas and Funrural, in a total amount of R$26,338 (R$20,604 as of December 31, 2005).

(ii) The Company and its subsidiaries have 1,609 individual labor claims in progress totaling R$404,260 (973 individual claims totaling R$219,832 as of December 31, 2005), mainly related to overtime, salary inflation adjustments demanded for the periods prior to the institution of the Real (R$), and lawsuits relating to occupational diseases or work-related accidents resulting from working in the Company’s plants. The Company set up a provision based on past history of payments and on the opinion of the Company’s Management and legal counsel to cover probable losses.

(iii) Civil contingencies are mainly related to lawsuits referring to traffic accidents, property damage, physical casualties and others. There are 782 cases totaling R$104,162 (596 cases totaling R$73,072 as of December 31, 2005) for which the provision for losses, when applicable, is based on the opinion of the Company’s Management and legal counsel.

(iv) The Company is discussing the claim about not payment of PIS and Cofins on the payment of interest on shareholders’ equity regarding the years from 2002 to 2006 for the PIS and the year from 2004 to 2006 for Cofins in the amount of R$23,494.  Based on analysis of the Management and supported by its legal counsel, the loss is classified as possible and no provision is maintained.

(v) The Company is involved in other tax and social security contingences in the amount of R$62,714 which, based on analysis of the Management and supported by its legal counsel.

b)              Contingent Assets

The Company has started legal actions to claim the recovery of various taxes deemed unconstitutional by Management and legal counsel. The most relevant claim refers to IPI tax credits. The Company will recognize these assets only when a final sentence has been rendered.

c)         Contractual Purchase Commitments

In the ordinary course of business, the Company enters into certain purchase agreements with third parties for acquisition of raw materials, mainly corn, soybeans and hogs. As of December 31, 2006, such firm commitments amounted to R$82,458 (R$120,721 as of December 31, 2005).

d)         Rents and Leases

The Company enters into various lease agreements, all of which are considered operational leases. Expenses with rents and leases in 2005 totaled R$26,613 (R$20,784 as of December 31, 2005) and future commitments can be summarized as follows:

2007	19,930
2008	7,594
2009	6,188
2010	4,748
2011 and thereafter	12,226
50,686

16.                               SHAREHOLDERS’ EQUITY

a)     Capital Stock

At the Annual Ordinary and Extraordinary Shareholders’ Meeting held on March 8, 2006 the conversion of all of the Company’s outstanding preferred shares into common shares was approved. This Shareholders’ Meeting also approved the three-for-one split shares, granting two additional new shares for each existing share.

On October 27, 2006, the Company, together with the joint bookrunners, started the public distribution of 32,000,000 (thirty-two million) common shares, no par value, issued by the Company, corresponding to 23.96525% of the current capital stock of the Company, including common shares in the form of American Depositary Shares (ADS’s), evidenced by American Depositary Receipts (ADR’s), at the price of R$ 25.00 (twenty five reais) per common share, totaling R$ 800,000.  In November 1, 2006, the Company received the funds related to this offering.

On December 31, 2006 the capital was represented by 165,957,152 common shares, registered and without par value. On December 31, 2006, foreign investors held 49,988,228 shares (35,304,081 as of December 31, 2005) of which 3,647,170 shares (3,684,786 as of December 31, 2005) were represented by 1,823,585 (1,842,393 as of December 31, 2005) American Depositary Receipts - ADRs.

The Company has 430,485 treasury shares, acquired in previous fiscal years with funds from income reserves, at an average cost of one Real and eighty-nine cents (R$1.89) per share, for future sale or cancellation.

The Company is authorized to increase the share capital, without amendment to the bylaws, up to the limit of 180,000,000 common shares, registered and without par value.

b)     Appropriation of income

According to the Company’s bylaws and Brazilian Corporate Law, the proposed distribution of net income by the Management, subject to the approval of the Shareholders’ General Meeting is as follows:

b.1) Legal reserve: 5% of the net income for the year, limited to 20% of the capital stock.

b.2) Dividends and interest on shareholders’ equity: Corresponds to 30.7% of net income adjusted by legal reserve, according to the current law.

b.3) Reserve for capital increase: 20% of the net income for the year limited to 20% of the capital stock.

b.4) Reserve for expansion: destination of the remaining income, based on the budgeted CAPEX.

Proposed distribution of net income by the management and composition of reserve balances:

	Limit over	Income appropriation		Balance of reserves
	capital stock%	2006	2005	2006	2005
Interest on shareholders’ equity	—	31,500	94,800	—	—
Dividends	—	3,676	13,489	—	—
Legal reserve	20	5,724	18,060	46,060	40,336
Reserve for capital increase	20	22,894	72,240	95,134	72,240
Reserve for expansion	80	50,679	162,609	364,133	313,454
		114,473	361,198	505,327	426,030

c)     Composition of the capital stock

The position of the controlling shareholders who are part of the shareholders’ vote agreement and/or are holders of more than 5% of the voting capital as of December 31, 2006, is as follows:

	Common shares	%
PREVI – Caixa Prev. Func. Bco Brasil	26,017,780	15.68
PETROS – Fund. Petrobrás Seg. Soc.	19,576,559	11.80
Fund. Telebrás Seg. Social – SISTEL	8,549,055	5.15
FAPES (Fund. Assist. Prev. Soc.) – BNDES	6,122,652	3.69
VALIA – Fund. Vale do Rio Doce	6,874,102	4.14
REAL GRANDEZA Fundação de A.P.A.S.	4,738,407	2.86
Fundo de Invest. em Val. Mob. LIBRIUM	3,711,510	2.24
Previ – Banerj	1,997,595	1.20
	77,587,660	46.75
Others	88,369,492	53.25
	165,957,152	100.00

ii) Shareholders’ composition of main shareholders, management and fiscal council on 12.31.06:

Shareholders	Common shares	%
Main shareholders (*)	77,587,660	46.75
Management:
Board of directors	164,038	0.10
Executive officers	38,439	0.02
Fiscal Council	259	0.00
Treasury shares	430,485	0.26
Other shareholders	87,736,271	52.87
	165,957,152	100.00
Shares outstanding	87,736,530	52.87

(*) Shareholder’s are take part of Voting Agreement.

iii) Shareholders’ composition of main shareholders, management and fiscal council on 12.31.05:

Shareholders	Common shares	%	Preferred shares	%	Total	%
Controlling shareholders	12,326,560	79.67	8,443,665	28.94	20,770,225	46.51
Management:
Board of Directors (*)	1,568,431	10.14	1,825,312	6.26	3,393,743	7.60
Executive Officers	—	—	2	—	2	—
Fiscal Council	—	—	12	—	12	—
Treasury shares	7,900	0.05	135,595	0.46	143,495	0.32
Other shareholders	1,569,066	10.14	18,775,841	64.34	20,344,907	45.56
	15,471,957	100.00	29,180,427	100.00	44,652,384	100.00
Shares outstanding	3,137,497	20.28	20,601,167	70.60	23,738,664	53.16

(*) Including Weg S.A. and Eggon João da Silva Adm. Ltd.

iv) Holders of more than 5% of voting capital, on 12.31.06:

Shareholders	Common shares	%
PREVI – Caixa Prev. Func. Bco Brasil	26,017,780	15.68
PETROS – Fund. Petrobrás Seg. Soc.	19,576,559	11.80
Fund. Telebrás Seg. Social – SISTEL	8,549,055	5.15
FAPES (Fund. Assist. Prev. Soc.) - BNDES	6,122,652	3.69
VALIA – Fund. Vale do Rio Doce	6,874,102	4.14
REAL GRANDEZA Fundação de A.P.A.S.	4,738,407	2.86
Fundo de Invest. em Val. Mob. LIBRIUM	3,711,510	2.24
Previ – Banerj	1,997,595	1.20
	77,587,660	46.75
Others	88,369,492	53.25
	165,957,152	100.00

v) Shareholders’ composition of main shareholders, management and fiscal council on 12.31.06:

Shareholders	Common shares	%
a) Controlling shareholders	77,587,660	46.75
b) Executive officers and Fiscal Council	202,736	0.12

b.1)  Executive Officers and Fiscal Council

Shareholders	Common shares	%
Board of Directors – Direct participation	164,038	0.10
Executive Officers	38,439	0.02
Fiscal Council	259	0.00

vi) Free Float shares

On 12.31.06 there were 87,736,530 common shares outstanding (free-floating), 52.87% of total issued.

vii) Compromissory Clause

The Company is related to the arbitration at the Capital Market Arbitration Chamber, according to the Compromissory Clause that is part of the Campany’s Bylaws.

d)     Reconciliation of Shareholders’ Equity and operating results for the period (Parent Company and Consolidated)

	Shareholders’ equity		Net income
	2006	2005	2006	2005
Parent Company (Perdigão S.A.)	2,104,512	1,225,215	114,473	361,198
Unrealized gains in subsidiaries	360	(2,420)	2,780	(234)
Consolidated Perdigão S.A.	2,104,872	1,222,795	117,253	360,964

e)     Reconciliation of Shareholders’ Equity and operating results for the period (Parent Company and Consolidated)

	Shareholders’ equity		Net income
	2006	2005	2006	2005
Parent Company (Perdigão S.A.)	2,104,512	1,225,215	114,473	361,198
Unrealized gains in subsidiaries	360	(2,420)	2,780	(234)
Consolidated Perdigão S.A.	2,104,872	1,222,795	117,253	360,964

17.                               FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - CONSOLIDATED

a)         Overview

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange and commodities prices. The Company has established policies and procedures to manage such exposure and may enter into derivative instruments to mitigate these risks impacts. Such procedures include the monitoring of the Company’s levels of exposure to each market risk, including an analysis based on net equity exposure and a forecast of future cash flows.

b)         Interest rate risk management

Interest rate risk is the risk whereby the Company may incur economic losses due to adverse changes in interest rates. This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed by the LIBOR, TJLP (BNDES - Long-Term Interest Rates) or by the CDI (Interbank Deposit Certificates interest rates).

The Company is exposed also to interest rates risk, mainly in the swap contracts that are indexed by the CDI, exchange coupon and several currencies.

c)         Exchange rate risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities amounts. The Company’s primary exposures to foreign currency exchange variations are those of the US dollar, Euro and Pound Sterling against the Real. The Company aims to hedge its exposure to foreign currencies through balancing its non-Reais denominated assets against its non-Reais denominated liabilities and using derivative instruments.

Assets and liabilities denominated in foreign currency:

	2006	2005
Cash, cash equivalents and highly liquid investments	243,923	740,372
Swap agreements (notional amounts)	318,886	154,264
Short and long-term debt	(1,321,019)	(1,282,354)
Other net operating assets and liabilities	520,077	189,295
	(238,133)	(198,423)

				12.31.2006
Instrument	Receivable	Payable	Reference Value	Unrealized Gain/(loss)
Swap	US$	R$	310,352	(10,300)
Swap	US$	Euro	8,534	62
			318,886	(10,238)

				12.31.2005
Instrument	Receivable	Payable	Reference Value	Unrealized Gain/(loss)
Swap	US$	R$	154,264	(8,858)
				(8,858)

In 2006, the losses on derivatives recognized as interest expenses amounted to R$35,102 (R$42,709 in 2005).

d)         Commodities risk management.

In the normal course of its operations, the Company buys some commodities, mainly corn, soy meal and live hogs - the largest individual component of the Company’s cost.

The price of corn and soy meal are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the behavior of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and are affected by internal offer and levels of demand in the international market, among other aspects.

To reduce the impact of an increase in the price of these raw materials, the Company seeks to protect itself in various ways, including through the eventual use of derivative instruments, but it does this mainly by monitoring its inventory levels. The Company has agreements for the purchase of grains on a “price to set basis”.

As of December 31, 2006 there were no commodities derivatives outstanding and during the period ended on December 31, 2006, the Company has not entered any derivative agreements involving commodities.

e)         Fair value of financial instruments - consolidated

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.

	Book Value	Market Value
Cash and cash equivalents	336,565	336,565
Short/ long-term investments	863,976	868,442
Trade accounts receivable	701,584	701,584
Loans and financing	(1,823,814)	(1,811,048)
Trade accounts payable	(486,562)	(486,562)
Unrealized losses on derivatives	(10,238)	(11,282)
	(418,489)	(402,301)

18.                               FINANCIAL INCOME (EXPENSES) NET – CONSOLIDATED

	2006	2005
Expenses:
Interest expense	(172,539)	(141,793)
Exchange variation	48,519	71,499
Financial transactions tax (CPMF)	(28,746)	(23,024)
Offering expenses (Note 16 ‘a’)	(34,477)	—
Other expenses	(1,371)	(728)
	(188,614)	(94,046)
Income
Interest Income	91,569	53,169
Exchange variation	(13,584)	(9,165)
Losses from translation effects of investments abroad	(23,701)	(67,868)
Other income	5,003	35,184
	59,287	11,320
Net financial expense	(129,327)	(82,726)

19.                               TRANSACTIONS WITH SUBSIDIARIES – PARENT COMPANY

The main transactions between the Company and Subsidiaries that were eliminated from the consolidated financial statements are represented by loans between the Parent Company, Perdigão S.A. and its subsidiary Perdigão Agroindustrial S.A. and have been made at usual market conditions and terms as follows: Loans receivable of R$1,542 (Loans payable of R$7,426 as of December 31, 2005); Income in the period of R$4,205 (R$2,619 as of December 31, 2005); Expenses during the period of R$578 (R$137 as of December 31, 2005).

20.                               INSURANCE COVERAGE – CONSOLIDATED

Subject	Type of risk	Coverage amount
Property, plant and equipment and inventories	Fire, windstorm, lightning, breakage of machines, deterioration of refrigerated products, loss of profit and other risks	1,644,771

Domestic transportation	Road risk and carrier’s civil liabilities	Amounts calculated based on the registered cargo

Civil liability	Directors and executive officers, third-party claims	61,960

Credit risk	Default payments	22,563

21.                               MANAGEMENT AND EMPLOYEES PROFIT SHARING

The subsidiary Perdigão Agroindustrial S.A. entered a Collective Agreement with the unions of the main categories for profit sharing for all its employees, observing performance indicators previously negotiated, including generation of value (MVP – Perdigão More Value), for the executive levels since 2004, classified under other operating results.

Management profit sharing complies with the provisions of the bylaws and approval of the board of directors.

22.                               SUPPLEMENTAL RETIREMENT PLAN

In April 1997, Perdigão – Sociedade de Previdência Privada, (a private pension foundation sponsored by Perdigão Agroindustrial S.A.), began its activities, which are to provide supplemental retirement benefits for the employees of the Perdigão companies.

The plan is, substantially, a defined contribution type during the reserves accumulation period, therefore the actuarial method used for determination of benefit level is that of financial capitalization of the contributions.

The contributions, on average, are divided on the basis of 2/3 for the sponsor and 1/3 for the participants, and the actuarial calculations are made by independent actuaries, in accordance with the regulations in force.

An independent actuary reviews the plan annually, and the last review occurred in December 2006.

	2006	2005
Participants	18,926	19,556
Equity	109,866	88,458
Sponsor’s contributions:	5,672	5,240
Basic contribution	5,189	4,706
Past services	483	534
Commitment undertaken at the beginning of the plan, arising from past services on behalf of beneficiaries hired by the sponsor before the beginning of the plan	4,677	5,717
Plan assets (consisted of fixed income funds and securities, variable income funds and shares)	108,154	86,805

Although the PSPP is a defined contribution plan, it has a quota of defined benefit, which actuarial obligations refers to the vitality income of their participants.  For the defined benefit quota, in accordance with the AT-83 of the biometric table of general mortality, the current amount of the actuarial obligation is R$4,565.

The amount of the sponsor’s contributions that are not used for benefits payment, in case of voluntary dismissal of the participant, will constitute a fund that can be used to set off the future contributions of the sponsors.  The asset presented in the fund balance in the amount of R$2,376 was booked for in “other assets” by the Company.

23.                               STATEMENT OF CASH FLOWS

	Parent Company		Consolidated
	12.31.06	12.31.05	12.31.06	12.31.05
OPERATING ACTIVITIES
Net Income for the period	114,473	361,198	117,253	360,964
Adjustments to reconcile net income to net cash generated by operating activities:
Minority shareholders	—	—	7,121	—
Depreciation, amortization and depletion	—	—	138,791	114,116
Amortization of goodwill	—	—	7,357	3,227
Equity pick-Up	(130,421)	(360,962)	—	—
Gain (loss) on permanent asset disposals	—	—	358	(2,381)
Deferred income tax	(8,079)	(1,019)	(39,221)	2,702
Summer Plan effects	—	—	(47,587)	—
Provision/reversal for contingences	—	—	(14,239)	9,337
Other provisions	—	—	1,745	2,760
Exchange variations and interest	(10,728)	—	33,373	72,381
Changes in operating assets and liabilities:
Trade accounts receivable	—	—	(72,493)	(35,715)
Inventories	—	—	(67,216)	(64,054)
Trade accounts payable	3,463	10	106,611	1,750
Contingencies	(408)	—	(6,952)	(9,152)
Payroll and related charges payable	(11,240)	8,435	(67,831)	23,299
Net cash provided by operating activities	(42,940)	7,662	97,070	479,234

CASH PROVIDED BY INVESTMENT ACTIVITIES
Cash investments	(625,085)	—	(972,756)	(112,691)
Net of redemption	144,486	—	258,138	167,308
Advance for future capital increase	(300,000)	—	—	—
Other Investments, net	—	(4)	(7)	(21)
Additions to fixed assets	—	—	(523,893)	(266,293)
Disposal of fixed assets	—	—	14,215	12,567
Business acquisition, net	—	—	(95,521)	(7,930)
Additions to deferred charges	—	—	(16,406)	(35,215)
Interest over Company’s capital received	85,367	77,495	—	—
Net cash provided by (used in) investing activities	(695,232)	77,491	(1,336,230)	(242,275)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt insurance	—	—	1,655,890	2,835,169
Repayment of debt (principal and interest)	—	—	(1,592,835)	(2,420,986)
Capital increase	800,000	—	800,000	—
Capital distribution to minority shareholders	—	—	(4,135)	—
Dividends and interest on shareholders’ equity paid	(61,789)	(85,186)	(61,789)	(85,186)
Net cash provided by (used in) financing activities	738,211	(85,186)	797,131	328,997

Net increase (decrease) of cash	39	(33)	(442,029)	565,956
At the beginning of the year	28	61	778,594	212,638
At the end of the year	67	28	336,565	778,594

24.                               STATEMENT OF CONSOLIDATED VALUE ADDED

	2006	2005
Revenues	5,866,621	5,728,272
Raw materials acquired from third parties	(3,935,837)	(3,689,988)
Gross value added	1,930,784	2,038,284
Retentions	(146,148)	(117,343)
Depreciation, amortization and depletion	(146,148)	(117,343)
Net value added	1,784,636	1,920,941
Received from third parties	64,279	5,923
Financial income	59,287	11,320
Other operating income (expenses)	4,992	(5,397)

Added value to be distributed	1,848,915	1,926,864

Distribution of added value:
Government	763,220	786,489
Employees	773,449	684,753
Third parties capital remuneration	187,872	94,658
Interest and rent	187,872	94,658
Shareholders’ remuneration (Dividends and interest on shareholders’ equity)	35,176	108,289
Minority shareholders	7,121	—
Retained profit	82,077	252,675

Total value added distributed	1,848,915	1,926,864

x.x.x.x.x.x.x.x.x.x

BOARD OF DIRECTORS

Chairman	Eggon João da Silva
Vice-Chairman	Francisco Ferreira Alexandre
Board Members	Almir de Souza Carvalho
Jaime Hugo Patalano
Sergio Wilson Ferraz Fontes
Cláudio Salgueiro Garcia Munhoz
Luís Carlos Fernandes Afonso

FISCAL COUNCIL (With Attributions of Audit Committee)

Chairman	Vanderlei Martins
Attílio Guaspari
Wilson José Watzko

EXECUTIVE BOARD

Chief Executive Officer	Nildemar Secches
Chief Financial Officer	Wang Wei Chang
Chief Operating Officer	Paulo Ernani de Oliveira
Business Development Director	Nelson Vas Hacklauer
Supply Chain Director	Wlademir Paravisi
Technology Director	Luiz Adalberto Stábile Benicio
Marketing Director	Antonio Zambelli

Itacir  Francisco Piccoli

Accountant – CRC –1SC005856/O-0 S – SP